

0 7

ANNUAL REPORT



EL DORADO
PROJECT
LOCATION
MAP

DENTON-RAWHIDE MINE

EL DORADO, SANTA RITA, & ZAMORA-COLORADA PROJECTS

ROSALITO PROJECT

SAN FRANCISCO PROJECT

PUEBLOS CLAIM
50 km^2

GUACO CLAIM
48 km^2

N

HWY

Coyotera

Los Jobos

Nueva Esperanza

Minita

Deep Minita

South Minita

Balsamo

Proposed
El Dorado
Infrastructure Area

EL DORADO CLAIM
12.75 km^2

Nance Dulce

Existing Resources

New Gold Deposits

HUACUCO CLAIM
47 km^2

2 km

TABLE OF CONTENTS

CORPORATE PROFILE

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and exploration assets in Central and South America. The Company is exploring and developing its recently expanded advanced-stage, high grade, low cost El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim boasts an exceptional board of directors and management team that has the experience of a senior company and the agility of a junior.

Pacific Rim's corporate goal is to become a low-cost, intermediate level gold producer through the discovery, development and operation of high-grade gold mines.

Pacific Rim shares trade on The Toronto Stock Exchange (TSX) and American Stock Exchange (AMEX) under the symbol PMU. For additional information regarding Pacific Rim Mining Corp., visit www.pacrim-mining.com.

**Pacific Rim Mining is on the path
to low cost, intermediate level
gold production.**

DEAR FELLOW SHAREHOLDERS,

Fiscal 2007 was a year in which significant technical advancements were made at the Company's flagship El Dorado gold project in El Salvador.

In July 2006 the Company published the results of an updated resource estimate for the El Dorado project after completing delineation drilling at the South Minita deposit located immediately south of the important Minita gold deposit in the central part of the El Dorado project. This resource estimate outlined measured and indicated resources totalling 3.7 million tonnes at an average grade of 9.4 g/t gold and 62.2 g/t silver (or 10.2 g/t gold equivalent), which represents 1.1 million ounces of gold and 7.4 million ounces of silver (or 1.2 million gold equivalent ounces). A further 200,000 gold equivalent ounces were estimated in the inferred category. Expanding the El Dorado project resources past the 1 million ounce mark was an important milestone achieved during fiscal 2007. Full details of the July 2006 El Dorado resource estimate are provided in Section 2 of the Management's Discussion and Analysis.

The El Dorado project was enhanced further during the 2007 fiscal year by the Company's discovery of a number of new zones of mineralization in the vicinity of the established resources and planned infrastructure site in the central project area. The most compelling of these discoveries is the Balsamo zone, which has been the sole focus of the Company's ongoing El Dorado drill program for the past several months. The Balsamo discovery was made while undertaking condemnation drilling at the proposed El Dorado mine tailings impoundment site. Unexpectedly, this drilling encountered a vein of sizeable width and containing relatively high gold grades, and the potential importance of the Balsamo discovery was quickly realized. In March 2007, the Company dedicated all of its available drill rigs to defining the Balsamo deposit and suspended activity on the El Dorado feasibility study in order to include this deposit, as well as the Minita and South Minita deposits, in the proposed mine plan. The feasibility study was commenced subsequent to the Company's publication of the July 2006 updated El Dorado resource estimate, and was building on the mine plan envisioned in a pre-feasibility completed in fiscal 2005. The results of an updated El Dorado resource estimate incorporating the Balsamo deposit are expected by December 2007, and work on the feasibility study, which is approximately 2/3 completed, will resume shortly thereafter.

While El Dorado took a giant leap forward by the addition of new resources and the discovery of new deposits, which are expected to further expand the project's resources, movement toward development during fiscal 2008 did not progress as much as the Company would have hoped. An Environmental Impact Study ("EIS") for the El Dorado project was presented in its final form to the El Salvadoran Environmental and Natural Resources Ministry ("MARN") in October 2006. As the study has already passed technical approval and has now addressed the concerns and questions raised in the public comment period, as well as additional changes requested by MARN, the next step in the process is for the

EIS to be granted final approval. However, no measurable progress was made by MARN in granting approval for the El Dorado EIS, a major requirement of the subsequent application for a mining permit, since its submission in October 2006.

The Company believes that approval of its EIS is being deferred while the El Salvadoran government works to shape a modern mining industry in El Salvador through the reformation of the existing mining law. El Salvador does not have a robust mining history and the Company's proposed El Dorado mine will be the first precious metal mine to be permitted, constructed and operated in El Salvador in several decades. Mining is essentially a new industry for El Salvador and the Company has invested enormous time, money and effort over the past several years and during fiscal 2007 in particular in helping the government, business organizations, opposition parties and civil society understand the overwhelmingly positive benefits of a modern mining industry. We believe we have been successful and anticipate significant progress if not the conclusion of the El Dorado mine permitting issue during fiscal 2008.

Pacific Rim has an ambitious agenda for the coming fiscal year: defining the El Dorado resources with the inclusion of the Balsamo deposit, concluding the El Dorado feasibility study, ongoing exploration drilling at both El Dorado and the Santa Rita project, and upon receipt of permits, commencing development activities at El Dorado. We anticipate receiving final approval of the El Dorado EIS, which will allow us to conclude the application for a mining permit, and closing the sale of the Denton-Rawhide open pits, which will initiate a royalty-type cash flow stream from landfill tipping fees estimated at over $100 million over the next several decades.

We encourage you to read the Management's Discussion and Analysis thoroughly and thoughtfully – it provides a comprehensive discussion of the Company's financial performance, operations and projects. On behalf of Pacific Rim's board of directors, we would like to take this opportunity to thank you, our shareholders, for your interest and investment in Pacific Rim.

Sincerely,

Thomas C. Shrake
President and CEO

Catherine McLeod-Seltzer
Chairman



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the years ended April 30, 2007, 2006, and 2005. Monetary amounts are stated in United States ("US") dollars unless otherwise noted.

The Management's Discussion and Analysis ("MD&A") reviews Pacific Rim Mining Corp.'s ("Pacific Rim" or "the Company") business and financial performance, and compares its financial results for the twelve months ended April 30, 2007 ("fiscal 2007" or "Y/E2007") with those of the previous two fiscal years (the twelve months ended April 30, 2006 ("fiscal 2006" or "Y/E2006") and 2005 ("fiscal 2005" or "Y/E2005")). In order to fully understand Pacific Rim's financial condition and results of operations, this MD&A should be read in conjunction with the consolidated financial statements and accompanying notes.

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and filed with appropriate regulatory bodies in Canada and the United States. A reconciliation of the effect of applying United States generally accepted accounting principles to Pacific Rim's financial results is described in Note 17 to the financial statements.

Pacific Rim's shares trade under the symbol PMU on both the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX").

The MD&A contains certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact and including without limitation statements regarding projected production, potential mineralization, mineral resources, mineral reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate and actual results and future events could differ materially from them. Readers are referred to the Company's Note Regarding Forward Looking Statements in Section 15 for further information.

1. 2007 FISCAL YEAR IN REVIEW

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and exploration assets in Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim's goal is to become a low cost, intermediate level gold producer.

Exploration and Development Highlights
Pacific Rim made great strides during fiscal 2007 in advancing its El Dorado gold project in El Salvador. During the year, the Company completed delineation drilling on the South Minita deposit, released the results of an updated resource estimate for the El Dorado project, which outlined a resource of approximately 1.2 million gold equivalent ounces in the measured and indicated resource categories, commenced a feasibility study for the El Dorado project, resumed exploration drilling within the central El Dorado deposit area, and discovered several new zones of gold mineralization, including the Balsamo deposit, which has been undergoing development and infill drilling to further expand the El Dorado resources.

Details of the progress made at the El Dorado project as well as developments on the Company's earlier stage exploration projects are provided in Section 2.

Financial Highlights

(all amounts in thousands of US dollars, except per share amounts)

	Year ended April 30, 2007	Restated (Note 15) Year ended April 30, 2006	Restated (Note 15) Year ended April 30, 2005
Revenue	$8,337	$8,024	$11,868
Operating Costs	$5,442	$4,410	$9,019
Exploration expenditures	$10,401	$6,237	$6,351
Loss before Discontinued Operations	$(10,404)	$(3,898)	$(5,014)
Loss for the period	$(9,417)	$(608)	$(4,749)
Per share (basic and diluted)	$(0.09)	$(0.01)	$(0.06)
Cash Flow used for operating activities	$(7,211)	$(1,090)	$(1,610)
Net increase (decrease) in cash	$739	$1,321	$(1,027)
Cash and cash equivalents at end of period	$2,496	$1,757	$436
Total assets	$21,494	$25,320	$8,798
Total liabilities	$4,857	$2,665	$2,175
Working Capital	$9,297	$16,313	$(135)
Common shares outstanding (average)	106,938,672	82,527,499	80,514,168
Fully diluted shares (average)	110,324,438	88,948,999	86,636,068

Net Loss

For the fiscal year ended April 30, 2007, Pacific Rim recorded a loss of $(9.4) million or $(0.09) per share, compared to a loss of $(0.6) million or $(0.01) per share for the fiscal year ended April 30, 2006 and $(4.7) million or $(0.06) per share for the fiscal year ended April 30, 2005. The substantial increase in net loss for fiscal 2007 is primarily due to increased exploration costs for the current year ($10.7 million for fiscal 2007 compared to $6.3 million and $6.4 million for the previous two fiscal periods), combined with an increase in mine operating expenses at the Company's Denton-Rawhide residual leach gold operation ($5.6 million for fiscal 2007 compared to $4.5 million and $10.0 million for the previous two fiscal years) and lower recoveries from the Company's investment in the Andacollo mine ($1.0 million for fiscal 2007 compared to $3.3 million during fiscal 2006 and $0.3 million for fiscal 2005). The Company's results of operations are discussed further in Section 4.

Liquidity and Financial Condition

During fiscal 2007 Pacific Rim's cash and cash equivalents increased by $0.7 million from $1.8 million at April 30, 2006 to $2.5 million at April 30, 2007. At Y/E2007, temporary investments (consisting of short term, highly liquid investments) and bullion were $7.9 million and $0.8 million respectively, compared to $14.6 million and $0.5 million respectively at Y/E2006 (a year over year decrease of $6.7 million for temporary investments and a year over year increase of $0.3 million for bullion). The total of cash and cash equivalents, temporary investments and bullion (which in the Company's opinion are collectively equivalent to cash, being immediately available to cover short-term cash requirements) was $11.2 million at April 30, 2007 compared to $16.9 million at April 30, 2006, a decrease of $5.7 million. This decrease is primarily attributable to increased exploration expenditures at the Company's El Dorado project and increased general and administrative expenses during fiscal 2007 compared to the previous fiscal period.

During fiscal 2007 the Company received cash flow from the following sources: $2.9 million from Denton Rawhide, $1.0 million in proceeds related to the sale of Andacollo, $2.1 million from the exercise of stock options and warrants, $0.5 million in interest income and $6.6 million in redemption of temporary investments. Outlays of cash during the year included: $9.4 million in direct exploration expenditures, $2.2 million in direct general and administrative expenses and $0.8 million in the purchase of property, plant and equipment. The net of these cash inflows and outlays was an increase in cash and cash equivalents for fiscal 2007 of $0.7 million.

At April 30, 2007, the book value of Pacific Rim's current assets stood at $11.8 million, compared to $17.4 million at April 30, 2006, and the Company had current liabilities of $2.5 million compared to $1.0 million at Y/E2006. The $5.5 million decrease in current assets combined with the $1.5 million increase in current liabilities, resulted in a $7.0 million reduction in working capital from $16.3 million at the end of fiscal 2006 to $9.3 million at the end of fiscal 2007. Pacific Rim's liquidity and financial condition are discussed in Section 6.

Production

Pacific Rim's share of production from the Denton-Rawhide operation during fiscal 2007 was 11,768 ounces of gold and 108,246 ounces of silver at a total cash production cost of $378 per ounce of gold produced (calculated as per industry standards and net of silver credits). During fiscal 2006 and fiscal 2005, Pacific Rim's share of production was 15,117 ounces of gold and 135,085 ounces of silver at total cash production costs of $223 per ounce, and 22,056 ounces of gold and 212,705 ounces of silver at total cash production costs of $331 per ounce, respectively. Fiscal 2007 gold production from Denton-Rawhide was approximately 22% lower than in fiscal 2006 and 47% lower than in fiscal 2005. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. A variety of techniques are being employed at the Denton-Rawhide mine to maximize gold production as the operation continues through the residual leach phase, including re-contouring and re-distributing the heap leach pile and emplacing perforated pipes into the heap leach pile to provide deeper access for the leaching fluids. These efforts may result in short term increases in gold production at Denton-Rawhide but are not expected to materially offset the slowdown in production which is typical of residual leach operations. Pacific Rim's operations are discussed further in Section 3.

Executive Appointments

A number of executive appointments were made during fiscal 2007. Pete Neilans joined Pacific Rim as Chief Operating Officer, a new position for the Company, and April Hashimoto replaced John Norman as Chief Financial Officer. Both Mr. Neilans and Ms. Hashimoto hailed from executive positions at Placer Dome Inc.

2. PROJECT DEVELOPMENTS AND EXPLORATION ACTIVITIES

Pacific Rim's primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. The Company's focus at El Dorado during fiscal 2007 was the completion of an updated resource estimate taking into account the South Minita and Nance Dulce deposits, and resuming exploration drilling in the central El Dorado deposit area. Both of these undertakings were highly successful: resources at the El Dorado project grew to 1.1 million ounces of gold and 7.4 million ounces of silver in the measured and indicated resource categories combined (full details are provided below and readers are directed to National Instrument 43-101 disclosure in Section 15) and a number of new gold zones were discovered, including the Balsamo deposit, that are expected to increase the El Dorado resource estimate further.

Pacific Rim's exploration activities elsewhere in El Salvador during the past fiscal year included surface mapping, sampling and target generation programs at the Zamora-Cerro Colorado project and commencement of a drill program at the Santa Rita project that was shortly thereafter temporarily suspended pending the resolution of a localized opposition campaign.

Pacific Rim's business model has been to utilize its cash on hand plus cash flow from gold production from its 49% interest in the Denton-Rawhide Mine in Nevada and any cash it receives from the sale of non-core assets to fund its exploration activities at the El Dorado and other projects, including mapping, sampling, surveying, drilling, resource definition and economic analysis, community relations initiatives and project generation. The Company's available sources of cash and anticipated cash flow from production and the sale of non-core assets are not sufficient to fully fund underground development or mine construction at El Dorado.

El Dorado Gold Project, El Salvador

Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometers northeast of the capital city San Salvador, is Pacific Rim's flagship advanced-stage exploration property. Pacific Rim is 100% owner of the El Dorado project. In September 2005 the El Dorado project was expanded from 75 square kilometers in two exploration licenses to 144 square kilometers in three exploration licenses with nominal expiry dates of September 28, 2013 (one license) and September 29, 2013 (two licenses). The project additionally includes a 12.75 square kilometer area pending conversion to an exploitation concession (the El Dorado "Exploitation Concession"), which underlying exploration license has a nominal expiry date of January 1, 2005.

In accordance with El Salvadoran Law, Pacific Rim presented a request for the conversion of this 12.75 square kilometer portion of the El Dorado exploration licenses to an exploitation concession on December 22, 2004. The conversion process is currently pending ministerial acceptance of Pacific Rim's Environmental Impact Study (see below and Section 11) and issuance of the environmental permits. El Salvadoran administrative rules and procedures give Pacific Rim exclusive rights to the exploitation concession area while the permitting process is underway.

El Dorado is subject to a royalty of 3% of net smelter returns in favor of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. One of these, the Minita vein system, was exploited in the mid-1900's, producing roughly 78,000 ounces of gold at an average head grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide mill process.

Fiscal 2007 Developments

During fiscal 2007 Pacific Rim concentrated its exploration activities at the El Dorado gold project on completing a delineation drill program at the South Minita deposit, using the data generated to update the project's estimated resources and refocusing the Company's ongoing El Dorado drilling program on the exploration for new deposits in the vicinity of the established resources.

A complete list of results from Pacific Rim's El Dorado drill program is available on the Company's website (www.pacrim-mining.com).

Updated El Dorado Resource Estimate

The 18-month long South Minita definition drilling campaign culminated in June 2006 with the release of an updated resource estimate for the El Dorado project on June 19, 2006 in which a resource of 1.1 million ounces of gold and 7.4 million ounces of silver (or 1.2 million gold equivalent ounces) were estimated in the measured and indicated resource categories combined. The El Dorado resource estimate was amended in July 2006 with the additional tabulation of a small resource at the Nance Dulce deposit in the southern El Dorado project area.

El Dorado Project Resources (as of July 25, 2006)

Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
South Minita	Indicated	1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800
Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700
Nance Dulce	Inferred	128,900	19.56	81,100	121.98	506,000	21.30	88,300
Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200
Nueva Esperanza	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800
TOTAL MEASURED & INDICATED ALL DEPOSITS		3,710,100	9.35	1,115,500	62.24	7,424,500	10.24	1,221,500
TOTAL INFERRED ALL DEPOSITS		558,100	10.33	185,300	68.16	1,223,000	11.30	202,800

Notes:
1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t
2) Gold equivalents based upon a silver to gold ratio of 70:1

The mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission ("SEC"). The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC. Readers are referred to Section 15 for further explanation.

The July 2006 El Dorado resource estimate was calculated using a gold equivalent, rather than a gold-only cutoff grade in order to realistically represent the combined gold and silver value of these deposits, and utilized industry standard practices including: interpreting drill intercepts in cross section; coding samples; capping assays; compositing to vein thicknesses; and estimating grades and thicknesses of each of the veins into a three dimensional grade thickness model. Each of the three veins at the Minita deposit and ten veins at the South Minita deposit were estimated separately. Section 15 contains additional NI 43-101 disclosure regarding this resource estimate.

The impetus for commissioning the July 2006 updated resource estimate was primarily to quantify the gold and silver ounces at the South Minita deposit, which is located on the prolific Minita structure approximately 500 meters south of the Minita deposit. The Minita deposit was the subject of a prefeasibility study released in January 2005, which included an estimation of gold and silver reserves at the Minita deposit and the economic analysis of a proposed mining operation based on these reserves. The El Dorado prefeasibility study is available at www.sedar.com. In reviewing the results of this study, readers are cautioned that significant changes have occurred in a number of the input parameters used in defining the reserves and conducting the economic analysis since its publication in January 2005.

Exploration

Following the completion of the South Minita delineation drilling program during fiscal 2007 and the publication of the updated resource estimate for the El Dorado project, Pacific Rim resumed its exploration drilling program at El Dorado in the search for additional zones of gold mineralization in this extensive epithermal system.

The Company's renewed focus on exploration drilling during fiscal 2007 led to the discovery of three new areas of gold mineralization known as Deep Minita, Los Jobos and Balsamo. The Deep Minita zone comprises gold mineralization in the main Minita vein structure at depth between the Minita and South Minita deposits. This zone was identified by a number of drill holes including P06-459 that intersected 2.7 meters averaging 17.41 g/t gold and hole P06-505 that intersected 10.4 g/t gold over 4.5 meters. The Los Jobos discovery is roughly 800 meters north of the Minita gold deposit and occurs in the N-NE striking Los Jobos vein, which splays off the main Minita structure. The Los Jobos mineralized zone has been traced over a strike length of roughly 250 meters and a depth of 150 meters. Intersections of the Los Jobos zone include drill hole P06-486, which averaged 47.4 g/t gold over 1.5 meters and P06-493 that intersected 34.6 g/t gold over 0.7 meters.

The Balsamo deposit is of particular interest as it contains a high proportion of intersections that contain high gold grades over relatively wide widths, and is located in close proximity to the planned El Dorado mine infrastructure as proposed in the Company's January 2005 prefeasibility study. Furthermore, the Balsamo vein may represent a new gold-enriched structure similar to the prolific Minita structure that hosts the bulk of the El Dorado resources and reserves, with the potential for multiple deposits as demonstrated on the Minita structure. Drill intersections into the Balsamo deposit include 25.66 g/t gold over 5.6 meters in hole P06-494, 11.63 g/t gold over 4.3 meters in hole P06-489 and 32.3 g/t gold over 3.9 meters in hole P06-522. The north-south striking Balsamo deposit is steeply inclined to the north and while the upper elevations of this gold zone have been loosely defined, it remains open along strike and to depth. The Company is currently focusing its El Dorado drill program exclusively on the Balsamo deposit.

In December 2007, the Company's application for a permit to conduct drilling on its south El Dorado project claim block was approved by the El Salvadoran Environmental and Natural Resources Ministry ("MARN"). The Company is awaiting a direction from MARN to post a bond as the final step prior to formal granting of the drill permit. The south El Dorado project area hosts a number of high priority targets that the Company has identified over the past several years including: a 4 kilometer strike extension of the prolific Minita vein structure; a broad structural zone in the vicinity of the Nance Dulce deposit; the Hacienda structure (a roughly 4 kilometer structure geologically similar to, and approximately 2 kilometers west of, the Minita structure); and the Gallardo vein, on which there is located a colonial-era mine shaft. All of these targets contain gold at surface and with the exception of a short successful drill program on Nance Dulce during fiscal 2005, have never been tested at depth. The south El Dorado drill targets represent excellent additional blue sky potential for the El Dorado project, and a drill program will commence on these targets as soon as the drill permit is finalized.

New El Dorado Resource Estimate and Feasibility Study

A full feasibility study based on the July 2006 El Dorado resource estimate was initiated in July 2006 to investigate the economics of mining the El Dorado project at a higher annual throughput rate than that considered in the January 2005 prefeasibility study. The feasibility study is utilizing current industry standard input costs and commodity prices. As per disclosure in the Company's second quarterly report of fiscal 2007, the El Dorado feasibility study was expected to be completed by mid-calendar 2007, however, in March 2007 the Company elected to defer its completion in order to include the resources being drilled at the Balsamo deposit, which the Company believes has the potential to significantly increase the high grade gold resource at El Dorado and enhance the project's economics. The Company is currently focusing its El Dorado drill program exclusively on the Balsamo deposit in order to generate the data necessary to quantify it in an updated resource calculation. The Company anticipates completion of an updated El Dorado resource estimate, including the Balsamo deposit, by December 2007 and resumption of the El Dorado feasibility study incorporating this updated resource estimate shortly thereafter.

Surface Rights Acquisitions

During fiscal 2004 Pacific Rim negotiated several option agreements to purchase surface rights from local land owners covering key portions of the El Dorado project area. During fiscal 2007 the Company commenced the process of exercising its option to purchase one of the larger parcels of land over which it holds a purchase option agreement, and advanced to the property owner $0.3 million of the $1.0 million total negotiated option payment. Subsequent to April 30, 2007 and upon transfer of title in the parcel of land to the Company, the final $0.7 million was paid. See Note 8 (a)(ii) to the Consolidated Financial Statements for additional information.

Permitting

The granting of an exploitation concession by the Ministry of Economy (Division of Hydrocarbons and Mines) confers to the applicant the right to produce and sell valuable commodities recovered from the natural resources within the area of the concession. The granting of an exploitation concession (required to commence mining activities) requires an environmental permit, based on an Environmental Impact Study ("EIS") approved by MARN, in addition to the applicant satisfying a number of other conditions. The concession requires that the mine and associated facilities be built and operated in accordance with the conditions of the environmental permit and that development activities commence within 12 months of the date of the final concession agreement.

In September 2004, the Company submitted an EIS to MARN for a 750 tonne per day operation. In September 2005, the finalized EIS (incorporating comments from MARN) was resubmitted to MARN, which then granted technical approval of the EIS, and instructed the Company to submit the EIS for public comment, which was carried out in October 2005. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these and a number of other issues. During fiscal 2007 the amended EIS was resubmitted to MARN, which requested clarification on a number of items. The Company's responses to these requests have been provided and no further developments occurred during the remainder of fiscal 2007. The Company is currently awaiting further instructions from MARN or final acceptance of the EIS and granting of an environmental permit.

Pacific Rim's current Exploitation Concession application is based on designs for a 750 tpd operation at the Minita deposit as detailed in its EIS. Future amendments to the Exploitation Concession application documents and the presentation of an EIS for expanded operations will be required if and when the Company determines that a larger operation is economically viable.

Pacific Rim's Exploitation Concession application for the El Dorado project remains in process however it is unlikely that a mining permit will be granted prior to the expected reformation of the El Salvadoran mining law (see below). In addition, a timeframe for final approval of the El Dorado EIS has not been determined. As such, the Company is uncertain when its Exploitation Concession will be granted and hence, when development of the proposed El Dorado mine will commence. Pacific Rim is working diligently with the administration, opposition parties, business groups and civil society to secure its mining permit for El Dorado as soon as possible.

El Salvadoran Mining Law

El Salvador's current mining law was enacted in 1996. Since then numerous Exploration Licenses (which are equivalent to exploration claims) have been granted. Pacific Rim's El Dorado project is the first advanced-stage exploration project to have reached the Exploitation Concession application stage under El Salvador's current mining law. Moving this project through the application process has identified shortcomings in the current law that would benefit from reform.

A new El Salvadoran mining law has been prepared in draft form. It was modeled after the well-regarded mining laws of Chile, Peru, Canada and the USA and takes into consideration suggestions from various El Salvadoran political parties and mineral exploration companies including Pacific Rim. The proposed new mining law is expected to be tabled in the El Salvadoran legislative assembly in the coming weeks. Pacific Rim believes this new law will provide the framework around which its application for an Exploitation Concession can be evaluated, and will allow its EIS to proceed expeditiously to final approval.

Summary

The El Dorado project remains the cornerstone of Pacific Rim's strategy for growth. Virtually all of the $10.4 million spent on direct exploration costs during fiscal 2007 was expended on the El Dorado project, primarily on the South Minita delineation drill program with minor expenditures on pre-development activities and community relations initiatives.

Santa Rita Gold Project, El Salvador

The Santa Rita project is a 48.6 square kilometer (4,860 hectare) exploration license in central El Salvador staked by Pacific Rim in July 2005. The southeast corner of the Santa Rita exploration license is contiguous with the northwest corner of the Company's El Dorado project, though the two projects host separate epithermal systems.

An epithermal quartz-calcite vein system at Santa Rita was discovered by Pacific Rim in fiscal 2006 through reconnaissance-style sampling of float, sub-crop and outcrop. The Trinidad vein, one of two known vein structures on the project, has been traced over a distance of approximately 2 kilometers. Surface rock channel samples collected by the Company from along the length of this vein contain anomalous gold, and two sections of the vein near its southern end contain bonanza grades of between 6.4 g/t gold and 118.3 g/t over vein widths of 1 to 2 meters. No material surface exploration work was conducted on the Santa Rita project in fiscal 2007.

In late fiscal 2006 the Company received a permit from MARN to conduct a drill program on the Santa Rita gold project. During fiscal 2007 the Company finalized surface access agreements with local residents, upgraded and constructed access roads and in November 2006, commenced a Phase 1 drill program on the Trinidad vein.

Despite wide support for the Company's Santa Rita exploration work and social programs from the vast majority of the local residents, upon commencement of the drill program the Santa Rita project became the target of intermittent anti-mining protests led by a small group of El Salvadoran Non-Governmental Organizations ("NGOs"), utilizing protestors imported from outside the Santa Rita area. These protests became increasingly volatile and in December 2006, in order to prevent any further escalation towards violence, the Company elected to temporarily suspend its exploration work at the Santa Rita project.

The Company has taken a diplomatic approach in resolving the Santa Rita conflict. The Company's decision to temporarily suspend exploration work at Santa Rita was made at a December 2006 meeting mediated by Procuraduría de Derechos Humanos, a well-respected, autonomous El Salvadoran Human Rights Organization. The NGOs responded by agreeing to cease protesting at the Santa Rita project. The Company and the NGOs have agreed to a second mediated meeting, which has yet to be formally scheduled. While Pacific Rim has honored its good-faith commitment to not pursue exploration work at its Santa Rita project at this time, the NGOs have continued to stage occasional protests, including in one instance shutting down a much-needed eye exam clinic being co-sponsored by the Company. The Company believes the tactics being used by the NGOs and their preclusion of the Company's social benefits programs are not only failing to garner local support for their anti-mining agenda, the protests appear to be cementing negative local public opinion regarding the NGOs, while support for the Company and its exploration and social plans remains strong.

The Santa Rita project is fully permitted for exploration work, surface rights have been negotiated and access has been established, allowing the Company to resume the Santa Rita Phase 1 drill program quickly once the threat of disruptive anti-mining protests has been allayed. In the meantime the Company will continue to pursue diplomatic channels and constructive dialogue to resolve the issue.

Zamora - Cerro Colorado Gold Project, El Salvador

During fiscal 2006 Pacific Rim signed an agreement to acquire a 100% interest in the Zamora gold project in El Salvador from a consortium of private companies. In September 2006, Pacific Rim signed an amendment to the Zamora option agreement to acquire a 100% interest in the Cerro Colorado exploration licenses while maintaining the Company's interest in the Zamora claims in El Salvador.

Under the terms of the amended agreement Pacific Rim will maintain its option to purchase the Cerro Colorado and Zamora properties by making advanced royalty payments to the property vendor under the following schedule:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Yearly payments:	The greater of:
First anniversary	100,000 shares or US $100,000 in shares of the Company
Second anniversary	140,000 shares or US $140,000 in shares of the Company
Third anniversary	200,000 shares or US $200,000 in shares of the Company
Fourth anniversary	300,000 shares or US $300,000 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or US $400,000 in shares of the Company



The above advanced royalty payments schedule applies to both the Zamora and Cerro Colorado exploration license options and supersedes the original agreement terms. The advanced royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora exploration licenses will be transferred to Pacific Rim at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the sellers will receive a 3% net smelter royalty to a maximum of US $10 million (inclusive of the dollar value of the advanced royalty payments made).

The Zamora claims comprise a 40 square kilometer land package located 50 kilometers north of San Salvador, in El Salvador. The Cerro Colorado claims comprise an 85 square kilometer land package located roughly 10 kilometers to the west of the Zamora claims. The Company is in the process of staking additional ground between the Cerro Colorado and Zamora claims to cover what the Company believes is a significant gold-bearing epithermal system, situated on a prolific gold belt on which a number of million-plus ounce gold systems have been discovered including the Marlin and Cerro Blanco mines in Guatemala and the Company's El Dorado deposit in El Salvador.

During fiscal 2007 the Company conducted regional geological mapping and prospecting work within its Zamora and Cerro Colorado exploration license areas. The epithermal vein system covered by these claims has been traced over a strike length of approximately 21 kilometers, with high grade gold identified locally on surface along its entire length. This system is comparable in dimension to Pacific Rim's El Dorado project approximately 150 kilometers to the east. Reconnaissance scale rock grab and channel sampling undertaken by the Company during fiscal 2006 and fiscal 2007 within the Zamora and Cerro Colorado epithermal vein system has returned values of between 0.01 and 31.9 g/t gold over vein widths of 1 to 4 meters.

Pacific Rim will continue its surface mapping and sampling of the extensive Zamora – Cerro Colorado epithermal system during the coming fiscal year, leading to the prioritization of drill targets. The Company is in the process of completing a baseline environmental assessment of the Zamora – Cerro Colorado project and will apply for permits to drill test this exciting gold discovery in due course.

Other Exploration Projects

Carrera and Colina Gold Projects, Chile
No material exploration work was conducted on the Company's Carrera or Colina projects during fiscal 2007.

Following acquisition of the Carrera and Colina projects near the Chile – Argentina border, the Company conducted geological reconnaissance work and has concluded that the potential for discovery of a high grade, low-cost gold deposit on these projects is outweighed by the costs involved in maintaining the licenses. As a result, the Company intends to let the Carrera and Colina project licenses lapse during fiscal 2008.

Rosalito Copper Project, Argentina
The Rosalito project in Argentina covers a potential porphyry copper system discovered by the Company while conducting a regional project generative program in the search for gold-bearing epithermal systems. While no material exploration work was conducted at Rosalito during fiscal 2007, the Company continues to maintain its land position while it seeks a joint venture or option partner for the Rosalito project, as was its intent following its acquisition of the project.

San Francisco Silver Project, Argentina
During fiscal 2007 Pacific Rim signed a joint venture agreement with APEX Silver Mines Ltd. ("APEX") whereby APEX has the opportunity to earn a 60% interest in the Company's San Francisco project located in Jujuy Province, Argentina. In order to earn this interest under the terms of the agreement, APEX must spend US $2.5 million on exploration and development expenditures, and make Periodic Payments to Pacific Rim totaling US $250,000 as per the following schedule:

Period	Exploration & Development Expenditures (US dollars)	Periodic Payments (US dollars)
February 27, 2007 – 2008	$200,000	$20,000
February 27, 2008 – 2009	$300,000	$30,000
February 27, 2009 – 2010	$500,000	$50,000
February 27, 2010 – 2011	$700,000	$70,000
February 27, 2011 – 2012	$800,000	$80,000

The San Francisco project was staked by Pacific Rim in 1998. Surface sampling and limited drilling at San Francisco by the Company in 1999 demonstrated the presence of an epithermal system with enriched silver, zinc and gold.

Andacollo Gold Mine, Chile

During fiscal 2006 Pacific Rim signed a final Share Purchase Agreement to sell to an arms-length private corporation 100% of the shares in the Company's subsidiaries that owned the Andacollo gold mine located in central Chile, for total consideration of $5.4 million. Upon execution of the final Share Purchase Agreement, Pacific Rim received a $2.1 million payment from the purchaser and during fiscal 2007 a scheduled installment of $1 million was received. The agreement provides for a final payment of $1.4 million to be made to the Company by September 2007 that is secured by a promissory note (see Note 1 to the financial statements) and relieves Pacific Rim of any further reclamation or environmental responsibilities at Andacollo. The Andacollo mine, which was shut down in December 2000 by Pacific Rim's predecessor company, was a non-core asset that warranted monetization.

3. REVIEW OF OPERATIONS

Pacific Rim is 49% joint venture owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Rawhide Mining Company ("Kennecott"), a subsidiary of Rio Tinto Plc, is 51% joint venture owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Gold and Silver Production

Production Highlights

	Year ended April 30, 2007	Year ended April 30, 2006	Year ended April 30, 2005
Ounces gold produced*	11,768	15,117	22,056
Ounces silver produced*	108,246	135,085	212,705
Total cash production cost per ounce**	$378	$223	$331
Average realized gold price	$644	$497	$412
Average actual gold price	$634	$492	$416

Pacific Rim's 49% share of Denton-Rawhide production

**Total cash production cost less non-cash heap leach inventory drawdown cost (see Section 13 "Non-GAAP Measures")*

Pacific Rim's share of production from the Denton-Rawhide operation during fiscal 2007 was 11,768 ounces of gold and 108,246 ounces of silver at a total cash production cost of $378 per ounce of gold produced (calculated as per industry standards and net of silver credits). During fiscal 2006 and fiscal 2005, Pacific Rim's share of production was 15,117 ounces of gold and 135,085 ounces of silver at total cash production costs of $223 per ounce, and 22,056 ounces of gold and 212,705 ounces of silver at total cash production costs of $331 per ounce, respectively. Cash production costs for



fiscal 2007 were $155 per ounce greater than in fiscal 2006 and $47 per ounce greater than in fiscal 2005. The increase in fiscal 2007 production costs relative to the previous two fiscal years is primarily due to the decrease in production since fiscal 2005 providing fewer ounces over which to spread the operating costs, as well as higher operating costs in fiscal 2007 compared to fiscal 2006.

The price of gold reached a 25-year high during the Company's 2007 fiscal year, peaking at $725 per ounce on May 12, 2006. While the gold price at the start and end of the Company's 2007 fiscal year was relatively consistent ($661 per ounce on May 2, 2006 and $677 per ounce on April 30, 2007), it did quickly retreat from its high of $725 per ounce to a low (for the Company's 2007 fiscal period) of $567 on June 20, 2006 before recovering, with sporadic volatility to the mid-$600 per ounce range.

Fiscal 2007 gold production from Denton-Rawhide was approximately 22% lower than in fiscal 2006 and 47% lower than in fiscal 2005. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. A variety of techniques are being employed at the Denton-Rawhide mine to maximize gold production as the operation continues through the residual leach phase, including re-contouring and re-distributing the heap leach pile and emplacing perforated pipes into the heap leach pile to provide deeper access for the leaching fluids. These efforts may result in short term increases in gold production at Denton-Rawhide but are not expected to materially offset the slowdown in production which is typical of residual leach operations. Gold production from Denton-Rawhide is anticipated to continue at declining rates through the coming fiscal year. For the purposes of internal budgeting, the Company's projections for Denton-Rawhide production look forward no more than 6 months at a time.

Forward Sales

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has instituted a short-term forward sales program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2006, Pacific Rim had 3,000 ounces of gold sold forward at an average price of $639 per ounce in contracts of 500 ounces per month with maturity dates extending to October 2006. These contracts were delivered as scheduled. A further 1,000 ounces of gold were sold forward and delivered during fiscal 2007 at an average price of $681.71 per ounce, and at April 30, 2007, the Company had forward sales contracts in place for 1,000 ounces of gold in two equal lots, priced at $686.75 and $689.51 per ounce and maturing on May 29, 2007 and June 29, 2007 respectively. At present, all forward sales contracts have been delivered into and no new contracts have been established. Pacific Rim's forward selling program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

Denton-Rawhide Property Purchase and Sale Agreement

On October 28, 2004, Pacific Rim and Kennecott, Denton-Rawhide joint venture partners ("Rawhide Joint Venture"), signed a Property Purchase and Sale Agreement (the "Agreement") with Nevada Resource Recovery Group LLC ("NRRG") of Reno, NV. NRRG intends to operate an approved landfill business utilizing the Denton-Rawhide open pits as a site for the disposal of non-hazardous municipal waste. In return, NRRG will pay tipping fees to the Rawhide Joint Venture over the life of the landfill operation, which Pacific Rim estimates will amount to US $103 million in cash to the Company's credit over the next 40+ years. The Agreement includes a provision whereby NRRG can buy-out future tipping fees according to a net present value formula. Upon signing of the Agreement, scheduled to close in October 2006, NRRG placed a security deposit of $0.5 million in trust and must make another payment of $1 million upon closing.

In October 2006, the Denton-Rawhide joint venture signed an amendment to the Agreement extending the closing date of the sale by one year to on or before October 31, 2007. All other details of the Agreement remain the same.

Closing of the Agreement is subject to three key provisions: the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the proposed landfill site; the securing of municipal waste contracts by NRRG; and, the approval by the State of Nevada granting NRRG permission to use the site for municipal waste. The amendment to the Agreement was made in order to provide additional time for the Rawhide Joint Venture to secure its purchase of the federal land fragments within the open pit. Significant headway was made in this effort during fiscal 2007, however, it is a complicated and lengthy process and at present has not been finalized. It is the Company's understanding that the remaining two provisions to closing the Agreement have been obtained by NRRG in draft or provisional form. Redeveloping the Denton-Rawhide mine as a municipal solid waste landfill is expected to provide a number of jobs, local and state tax revenues and a local community host fee over the multi-decade term of the agreement.

The executed agreement provides the Rawhide Joint Venture the right to continue to produce gold through residual leaching of the heap leach pads at Denton-Rawhide, and restart mining activities, if warranted, on land adjacent to the land conveyed to NRRG. The Rawhide Joint Venture will retain certain obligations related to mining on the property conveyed to NRRG, whilst NRRG will accept all obligations and liabilities related to the future impact of the landfill.

4. RESULTS OF OPERATIONS

For the fiscal year ended April 30, 2007, Pacific Rim recorded a loss of $(9.4) million or $(0.09) per share, compared to a loss of $(0.6) million or $(0.01) per share for the fiscal year ended April 30, 2006 and $(4.7) million or $(0.06) per share for the fiscal year ended April 30, 2005. The substantial increase in net loss for fiscal 2007 is primarily due to increased exploration costs for the current year ($10.7 million for fiscal 2007 compared to $6.3 million and $6.4 million for the previous two fiscal periods), combined with an increase in mine operating expenses at the Company's Denton-Rawhide residual leach gold operation ($5.6 million for fiscal 2007 compared to $4.5 million and $10.0 million for the previous two fiscal years) and lower recoveries from the Company's investment in the Andacollo mine ($1.0 million for fiscal 2007 compared to $3.3 million during fiscal 2006 and $0.3 million for fiscal 2005).

Revenue

Revenue, consisting entirely of the sale of gold and silver bullion from the Denton-Rawhide mine, was $8.3 million in fiscal 2007, compared to $8.0 million in fiscal 2006 and $11.9 million in fiscal 2005. Revenue for fiscal 2007 was marginally higher than the 2006 fiscal period, despite a 22% decrease in gold production, due to improvements in the realized gold price ($644 per ounce for fiscal 2007 compared to $497 per ounce for fiscal 2006 and $412 per ounce for fiscal 2005). Although the realized gold price in fiscal 2005 was substantially lower than in fiscal 2007, the improvement in gold price over the two year period was not enough to compensate for the decrease in gold production (11,768 ounces for fiscal 2007 compared to 22,056 ounces for fiscal 2005) over the same time frame.

Mine operating costs were $5.6 million in fiscal 2007 compared to $4.5 million in fiscal 2006 and $10.0 million in fiscal 2005. Processing and administration expenses at the Denton-Rawhide mine were higher in fiscal 2007 than in fiscal 2006, as were depreciation, depletion and amortization costs ($0.1 million for fiscal 2007 compared to a negligible amount for fiscal 2006), which led to an increase in mine operating costs in the current year compared to the previous fiscal period. However, processing costs, as well as depreciation, depletion and amortization, were higher in fiscal 2005 than in fiscal 2007 (due to greater productivity at the mine as evidenced by the substantially higher gold production achieved during fiscal 2005), which led to lower operating costs in fiscal 2007 as compared to fiscal 2005.

Revenues, mine operating costs and depreciation, depletion and amortization costs decreased from fiscal 2005 to fiscal 2006 and respectively increased from fiscal 2006 to fiscal 2007. As a result, mine operating income increased between fiscal 2005 ($1.9 million) and fiscal 2006 ($3.5 million) and then decreased in fiscal 2007 to $2.8 million.



Expenses

Net non-operating expenses increased substantially during fiscal 2007 to $13.2 million, compared to $7.4 million for fiscal 2006 and $6.9 million for fiscal 2005.

Exploration expenditures increased substantially in fiscal 2007 ($10.7 million) compared to fiscal 2006 ($6.3 million) and fiscal 2005 ($6.4 million). The Company doubled its drill rig fleet to 4 rigs at the El Dorado project during fiscal 2007, which resulted in an increase in direct exploration expenditures. Exploration costs were also elevated during fiscal 2007 due to increased expenditures on the Company's social and environmental initiatives.

General and administrative expenses increased during fiscal 2007 to $3.0 million compared to $1.7 million for fiscal 2006 and $1.6 million for fiscal 2005, due to the overall higher level of business activity and higher regulatory and legal costs of complying with recently introduced United States and Canadian reporting and regulatory requirements.

The Company realized interest income (booked as a negative expense) of $0.6 million in fiscal 2007, compared to $0.3 million in fiscal 2006 and $0.1 million in fiscal 2005. Interest income was earned on cash and temporary investments held in each fiscal period. The increase in interest income in fiscal 2007 compared to the previous two fiscal periods reflects higher cash and temporary investment balances through the current period as a result of an equity financing the Company conducted in late fiscal 2006.

A $0.8 million gain on the sale of property plant and equipment during fiscal 2005 helped to offset expenses that fiscal year. There was no comparable gain during fiscal 2007 and a very minor comparable gain during fiscal 2006.

Unusual Items

During fiscal 2007 the Company recovered $1.0 million on its investment in the Andacollo Mine, compared to a recovery of $3.3 million in fiscal 2006 and $0.3 million in fiscal 2005. The recovery of this investment relates to staged payments on the sale of the Andacollo Mine during fiscal 2007 (see section 2 above).

Summary

As a result of the decrease in revenue and substantial increase in expenses, the Company realized an after-tax loss for fiscal 2007 of $(9.4) million or $(0.09) per share, compared losses of $(0.6) million ($(0.01) per share) and $(4.7) million ($(0.06) per share) for fiscal 2006 and fiscal 2005 respectively.

5. SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER REVIEW

Summary of Quarterly Results*

(all amounts in thousands of US dollars, except per share amounts)

	Fiscal 2007				Fiscal 2006			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$3,088	$1,044	$2,595	$1,610	$1,945	$2,649	$1,712	$1,718
Net income (loss)	$(3,042)	$(2,974)	$(1,355)	$(2,046)	$(1,711)	$(624)	$1,208	$519
Net income (loss) per share - basic and diluted	$(0.03)	$(0.03)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$0.01	$0.01

*unaudited

Fourth quarter revenue was higher than the previous 7 fiscal quarterly periods, despite a continued decline in the number of gold ounces produced at the Company's Denton-Rawhide residual leach operation, due to improvements in the price of gold. Fourth quarter revenue was substantially higher than revenues in the third quarter of fiscal 2007 due to increased gold sales during the fourth quarter of fiscal 2007, resulting from high levels of bullion inventory on hand (bullion refined but not sold) at the end of the third quarter of fiscal 2007. Despite the increase in revenues, the Company's net loss and net loss per share was greater during the fourth quarter of fiscal 2007 than the previous 7 fiscal quarterly periods, primarily as a result of higher exploration and general and administrative costs.

The Company does not experience any material seasonality in its revenues. Revenues are a function of production levels from the Denton-Rawhide gold mine, which have generally declined over the last eight quarters, and the price of gold, which has generally risen, albeit with volatility, over the past eight quarters. Net loss has generally increased over the past 8 quarters, despite improvements in the gold price, as a result of lower production rates and increased exploration and general and administrative expenditures. Aside from production rates, gold price, and exploration and general and administrative expenses, variability in net loss on a quarterly basis is largely a function of unusual or extraordinary events and expenses within the quarter.

6. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity

During fiscal 2007 Pacific Rim's cash and cash equivalents increased by $0.7 million from $1.8 million at April 30, 2006 to $2.5 million at April 30, 2007. At Y/E2007, temporary investments (consisting of short term, redeemable guaranteed investment certificates) and bullion were $7.9 million and $0.8 million respectively, compared to $14.6 million and $0.5 million respectively at Y/E2006 (a year over year decrease of $6.7 million for temporary investments and a year over year increase of $0.3 million for bullion). The total of cash and cash equivalents, temporary investments and bullion (which in the Company's opinion are collectively equivalent to cash, being immediately available to cover short-term cash requirements) was $11.2 million at April 30, 2007 compared to $16.9 million at April 30, 2006, a decrease of $5.7 million. This decrease is primarily attributable to increased exploration expenditures at the Company's El Dorado project and increased general and administrative expenses during fiscal 2007 compared to the previous fiscal period.

During fiscal 2007 the Company received cash flow from the following sources: $2.9 million from Denton Rawhide, $1.0 million in proceeds related to the sale of Andacollo, $2.1 million from the exercise of stock options and warrants, $0.5 million in interest income and $6.6 million in redemption of temporary investments. Outlays of cash during the year included: $9.4 million in direct exploration expenditures, $2.2 million in direct general and administrative expenses and $0.8 million in the purchase of property, plant and equipment. The net of these cash inflows and outlays was an increase in cash and cash equivalents for fiscal 2007 of $0.7 million.

Cash Flow Used For Operating Activities
Cash flow used for operating activities was $(7.2) million in fiscal 2007 compared to $(1.1) million in fiscal 2006 and $(1.6) million in fiscal 2005. The substantially greater loss for fiscal 2007 (a loss of $9.4 million for Y/E2007 compared to a loss of $0.6 million for Y/E2006 and $4.7 million for Y/E2005), was offset by changes in a number of non-cash operating and working capital items, including accounts payable and accrued liabilities of $1.4 million for fiscal 2007 (compared to $(0.3) million and $(0.5) million for the previous two fiscal periods respectively) and stock-based compensation ($1.0 million for fiscal 2007 compared to $0.2 million and $0.5 million for the previous two fiscal periods respectively).

Cash Flow Provided by (Used For) Investing Activities
Cash flow provided by investing activities was $5.9 million during fiscal 2007, compared to $(14.3) million and $0.5 million provided by (used for) investing activities in fiscal 2006 and fiscal 2005 respectively. The increase in cash flow provided by investing activities in the current year compared to the two previous periods reflects $6.7 million in redemptions from temporary investments made during fiscal 2007, partially offset by $0.8 million in purchases of property, plant and equipment. During fiscal 2006, $14.3 million from the proceeds of an equity financing was placed in temporary investments and a negligible amount was spent on property, plant and equipment. During fiscal 2005, $0.4 million of temporary investments redemptions were made, $0.1 million was withdrawn from the reclamation sinking fund and $0.8 million was realized from the disposition of property, plant and equipment.



Cash Flow Provided by Financing Activities

During fiscal 2007, cash flow provided by financing activities totaled $2.1 million, substantially lower than the $16.7 million provided in fiscal 2006 and higher than the $0.1 million provided in fiscal 2005. The fiscal 2007 financing cash flow is primarily related to the exercise of employee stock options (2,644,000 shares at an average price of $0.46 CDN per share), and the exercise of warrants issued to underwriters of an equity financing undertaken by the Company in March 2006 (1,195,000 shares at an average price of $0.72 CDN per share), while the fiscal 2006 financing cash flow is primarily related to the issuance of common shares of the Company under the March 2006 equity financing.

Capital Resources and Financial Condition

At April 30, 2007, the book value of Pacific Rim's current assets stood at $11.8 million, compared to $17.4 million at April 30, 2006. The decrease in current assets is primarily as result of redemptions of temporary investments (from redemptions into cash) and subsequent cash expenditures as outlined in Section 6 above. Bullion increased from $0.5 million to $0.8 million between Y/E2006 and Y/E2007, primarily due to the higher unit cost per ounce of gold bullion at April 30, 2007 relative to April 30, 2006. Property, plant and equipment increased from $4.7 million at April 30, 2006 to $6.3 million at April 30, 2007 as a result of the purchase of new equipment at the Denton-Rawhide mine and property purchases in El Salvador. The Company's total assets at Y/E2007 were $21.5 million compared to $25.3 million at Y/E2006.

At Y/E2007, Pacific Rim had current liabilities of $2.5 million compared to $1.0 million at Y/E2006. The year over year increase in current liabilities is due to a $1.4 million increase in accounts payable, reflecting unpaid invoices at April 30, 2007 ($0.9 million at Y/E2006 compared to $2.3 million at Y/E2007) and a $0.1 million increase in the current portion of accrued closure costs ($0.2 million at Y/E2006 compared to $0.3 million at Y/E2007). The Company's long-term portion of accrued closure costs increased from $1.6 million at April 30, 2006 to $2.3 million at April 30, 2007, due in part to a re-estimate of the closure costs for the Denton-Rawhide mine. Currently, Pacific Rim has no short- or long-term debt.

The $5.5 million decrease in current assets combined with the $1.5 million increase in current liabilities, resulted in a $7.0 million reduction in working capital from $16.3 million at the end of fiscal 2006 to $9.3 million at the end of fiscal 2007.

The Company's exploration plans for fiscal 2008 are:

- to complete drilling of the Balsamo deposit and utilize the data generated to calculate an updated resource estimate for the El Dorado project

- to complete work on the El Dorado project feasibility study, incorporating the updated resource estimate, which will consider an expanded operation with greater annual throughput than that envisioned in the January 2005 pre-feasibility study. The El Dorado feasibility study commenced in late fiscal 2006 and was originally expected to be completed during fiscal 2007 before being temporarily halted in March 2007 order to include the important Balsamo deposit discovery

- to continue exploration drilling within the El Dorado project and test high priority gold targets discovered in the southern part of the El Dorado district

- to resume exploration work, including a Phase 1 drill program, at the Santa Rita project

- to generate drill targets on the Company's grassroots projects, and identify additional project acquisition opportunities

The Company anticipates that its fiscal 2008 exploration plans as outlined above will cost approximately $8.0 million, though a majority of this anticipated spending is discretionary and can be adjusted according to short-term cash flow predictions. In order to complete this program as planned the Company may require additional financing during fiscal 2008, or alternatively may be required to reduce its exploration expenditures. Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Denton-Rawhide is expected to contribute additional funds over the coming fiscal year that will be used for exploration or general and administrative expenses. In addition, in September 2007 the Company expects to receive a $1.4 million payment related to the sale of the Andacollo mine (see Section 2). Furthermore, the Company anticipates cash flow from tipping fees related to the sale of the Denton-Rawhide open pits (see Section 3), if as and when the Denton-Rawhide Property Purchase and Sale Agreement closes as expected in October 2007. Additional financing will be required if the Company is able to commence development activities (construction of an access / haulage ramp) at El Dorado during the coming fiscal year.

Pacific Rim, received $1.0 million during fiscal 2007 (compared to $3.3 million in fiscal 2006) in recovery of investment in the Andacollo mine related to its sale of its Cayman and Chilean subsidiaries that owned the Andacollo mine, and anticipates receiving a final property payment of $1.4 million during fiscal 2008.

7. CONTRACTUAL OBLIGATIONS

The Company is committed to payments under operating leases for office premises, office equipment, vehicles and mine closure costs through to 2010 as set out in Notes 9 and 13 to the 2007 annual financial statements. The following table lists as of April 30, 2007, information with respect to the Company's known contractual obligations.

Contractual Obligations

(in thousands of US dollars)

		Payments due by period			
	Total	**< 1 year**	**1- 3 years**	**3 – 5 years**	**> 5 years**
Debt Obligations	$0	$0	$0	$0	$0
Operating Lease Obligations	$181	$105	$70	$6	$0
Accounts payable and accrued liabilities	$2,285	$2,285	$0	$0	$0
Accrued closure costs	$2,572	$250	$487	$1,767	$68
Total	$5,038	$2,640	$557	$1,773	$68

8. CRITICAL ACCOUNTING POLICIES

The details of Pacific Rim's significant accounting policies are presented in Note 2 to the consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company's financial statements and the uncertainties that could have a bearing on its financial results:

Property, Plant and Equipment
Property, plant and equipment is stated at cost as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

Reviews are undertaken to evaluate the carrying values of property, plant and equipment when events or changes in circumstances indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

Exploration Expenses
All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization in existing



ore bodies, and to expand the capacity of operating mines, is capitalized as incurred and amortized on a units of production basis over estimated recoverable reserves.

Environmental Expenditures and Closure Costs

The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet standards set by relevant legislation by application of technically proven and economically feasible measures.

The Company's share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accounted for in accordance with CICA 3110 *"Asset Retirement Obligations"* which conforms in all material respects to FASB (Financial Accounting Standards Board) Statement No. 143 as required under United States GAAP requirements for the reporting of asset retirement obligations.

Stock-based Compensation

The Company applies the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense over the vesting period, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, an arrangement exists, the price is fixed and determinable, and collection is reasonably assured.

Derivative Transactions

The Company may enter into gold forward sales contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for a portion of its future production. The Company's entire forward sales activity is considered normal course sales requiring settlements through physical delivery. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract.

Foreign Currency Translation

The Company's functional and reporting currency is the United States dollar. Transactions denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses on translation are included in determining net income for the period.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Pacific Rim utilizes the following key estimates in the preparation of its consolidated financial statements:

Resources

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property's mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by the Company's October 2003 resource estimate, 2005 pre-feasibility study and June 2006 resource estimate (see Section 2).

Inventories

The current inventories recorded in Pacific Rim's consolidated financial statements represent the Company's portion of gold in process inventories at the Denton-Rawhide gold mine. The cost of the gold in process inventory was estimated by Kennecott, operator of the Denton-Rawhide mine. The gold in process inventory cost estimate is based on the cost of gold in the process of being recovered.

Accrued Closure Costs

Closure costs associated with the Denton-Rawhide gold mine are estimated by Kennecott and based on standard reclamation procedures employed at comparable sites and under comparable conditions. Closure costs are addressed in Note 9 to the consolidated financial statements.

9. RISKS AND UNCERTAINTIES

History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of April 30, 2007, the Company had an accumulated deficit of $62.1 million. The Company's sole source of operating revenue is derived from its interest in Denton-Rawhide. Production at Denton-Rawhide decreased during the past fiscal year and is expected to continue to decline as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company's control, the Company is unable to reliably estimate its share of gold production from Denton-Rawhide for fiscal 2008. There can be no assurance that the Company will realize revenue growth or achieve profitability.

Financing Risks

Although the Company's fiscal 2008 exploration expenditures can be funded from current cash and cash equivalents, temporary investments and bullion balances combined with the expected cash generated from leaching activities at Denton-Rawhide and future payments due from the sale of the Andacollo mine asset, additional funding may be required in order to meet the Company's anticipated exploration and general and administrative costs combined, or the Company's exploration program expenditures may need to be reduced. Furthermore, current working capital balances are not sufficient to fund significant development activities such as the construction of an underground access/haulage ramp at the El Dorado Property. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company's properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that operating cash flow from Denton-Rawhide will continue to be sufficient (see "Metal Price Volatility") or that additional funding will be available to the Company to conduct its fiscal 2008 planned exploration program, to conduct further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

Exploration Risks

Resource exploration, development, and operations is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Except for the Denton-Rawhide mine, which has ceased mining activity and is in a residual leaching phase, and the El Dorado Property, which contains proven and probable reserves, none of the Company's properties have a known body of ore and any proposed exploration programs are an exploratory search for ore.


The Company's principal exploration property is located in El Salvador which country imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company's exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Company may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure against or which for economic reasons it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position. In addition, there are a number of uncertainties inherent in any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. There can be no assurance that the Company's exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company's properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

Although mineral resource and reserve estimates included in this document and/or in previous regulatory documents have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale ore recovery.

Uncertainty of Mineralization Estimates
Although the Company has assessed the mineral resource estimates presented herein and mineral reserve estimates documented in other regulatory filings, and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Title to Properties
The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. The Company has investigated and believes it has good title to its properties. However, the Company cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions. The Company is in the process of converting a portion of its El Dorado Property exploration licenses to an exploitation concession and

has made the necessary applications and carried out the studies requested by the authorities, including an EIS. The approval of the El Dorado EIS by MARN is a requirement for approval of the exploitation concession by the economic ministry. The Company cannot say with certainty if or when the authorities in El Salvador will approve the El Dorado EIS or grant the Company an exploitation concession. El Salvadoran administrative rules and procedures assure the Company exclusive rights to the proposed exploitation concession area while the conversion process is underway.

Metal Price Volatility

The Company's ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is not within the control of the Company. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

Government Law, Environmental and Other Regulatory Requirements

The Company's El Dorado, Santa Rita and Zamora-Cerro Colorado properties are located in El Salvador. In addition, the Company holds or seeks to acquire properties for exploration in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country's geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company's knowledge, it is operating in compliance with all applicable environmental and mine closing regulations.



Forward Selling Activities

The Company may utilize forward selling to protect the selling price of a portion of its gold production from the Denton-Rawhide mine. Silver production is sold in the spot market. The market risk to the Company's cash flow from forward selling relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any forward sale contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Currency Fluctuations May Affect the Costs of Doing Business

The Company's activities and offices are currently located in Canada, the United States, Argentina, El Salvador and Chile. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada, Chile and El Salvador may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

The Company's Insurance Coverage May Be Inadequate

The mining industry is subject to significant inherent risks. While where applicable the Company has purchased property, business interruption (Denton-Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

Changes to the Mining Law of 1872

The majority of the Denton-Rawhide mine's processing activities are located on unpatented lode and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

- impose a royalty on the production of metals or minerals from unpatented mining claims;

- reduce or prohibit the ability of a mining company to expand its operations; and

- require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of operations at Denton-Rawhide.

Reclamation Risks at Denton-Rawhide

The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. The Coordinating Committee of the Denton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide mine of $9.8 million, of which 49% are to the account of the Company and contributed to the Reclamation Trust. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although believed to be sufficient to cover all remaining closing costs may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the *Sarbanes-Oxley Act of 2002,* as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the AMEX and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these new regulations, including *Sarbanes-Oxley Section 404* and *Multilateral Instrument 52-109*. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company's operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company's internal controls over financial reporting or the Company's independent auditors providing an adverse opinion regarding management's assessment. Any such result could cause investors to lose confidence in the Company's reported financial information, which could have a material adverse effect on the Company's stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the *Sarbanes-Oxley Act of 2002* and/or *Multilateral Instrument 52-109* could be impaired, which could cause the Company's stock price to decrease.



10. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at April 30, 2007. Based on this evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management's Report on Internal Control over Financial Reporting

Management has designed internal control over financial reporting, or caused it to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Any system of internal control over financial reporting, regardless of how well designed, has inherent limitations. As such, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management has concluded that as at April 30, 2007, the Company's internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the year ended April 30, 2007 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

11. ENVIRONMENTAL AND SOCIAL RESPONSIBILITIES

Environmental Permits and Mine Closure

In September 2004, the Company submitted an EIS to MARN for a 750 tonne per day operation. In September 2005, the finalized EIS (incorporating comments from MARN) was resubmitted to MARN, which then granted technical approval of the EIS and instructed the Company to submit the EIS for public comment, which was carried out in October 2005. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these and a number of other issues. During fiscal 2007 the amended EIS was resubmitted to MARN, which requested clarification on a number of items. The Company's responses to these requests have been provided and no further developments occurred during the remainder of fiscal 2007. The Company is currently awaiting further instructions from MARN or final acceptance of the EIS and granting of an environmental permit.

Pacific Rim has in deposit a closure fund of $3.3 million (fair market value of $3.4 million) as of April 30, 2007, to fund its portion of the reclamation costs associated with closure of the Denton-Rawhide mine. Current reclamation work is being funded primarily from operating cash flow. Reclamation expenditures (Pacific Rim's portion) totaling $0.3 million are anticipated to be spent at Denton-Rawhide in the coming fiscal year, with a further $2.5 million in estimated closure costs thereafter. No further trust funding is required. A closure plan for the Denton-Rawhide mine was submitted to the appropriate agencies for approval during fiscal 2005 and is currently being reviewed.

Social and Environmental Programs

Honouring its responsibilities to the people who may be affected by its activities and the environment in which they live is a core value of Pacific Rim. The Company continually strives to be a model corporate citizen and sets very high standards for itself, often exceeding legal and regulatory requirements.

Pacific Rim's social and environmental policies hinge on three key principles: transparency, minimizing the potential negative impacts of its activities, and maximizing potential positive outcomes for local stakeholders and the environment.

Pacific Rim believes local stakeholders should have access to the entire spectrum of information that allows them to make decisions that impact their lives. The Company puts this belief into practice on the ground by holding information sessions, publishing newsletters, making personal visits to area residents and accepting any and all invitations to discuss whatever concerns may arise.

Pacific Rim believes it is crucial that mining companies take all reasonable available steps to mitigate the potential environmental and social risks that may result from mining operations. While the Company believes that the social impacts of a mining operation are overwhelmingly positive, it also recognizes that the economic changes that accompany a new mining operation, both public and personal, can introduce challenges to society and accepts its responsibility to address and mitigate these challenges.

On the environmental front, minimizing negative outcomes includes making use of modern technologies, overlapping risk mitigation systems, and minimizing the use of local resources. Exploration activities do not normally result in significant environmental impact, though the Company takes steps to reduce the 'footprint' of its activities such as capping its drill holes and remediating its drill pad locations and access-ways.

The Company's plans for its El Dorado operation demonstrate the Company's intent to minimize the potential for negative environmental impacts and, where possible, improve the current environmental conditions. Water quantity and quality is a critical issue for many local community members, some of whom fear that a mining operation in El Salvador could negatively impact their accessibility to the already strained supply of water or contribute harmful chemicals to the water supply. In fact, the El Dorado ore deposit exhibits virtually no environmental risk from harmful elements that could be introduced into the environment through its extraction. Furthermore, the Company's proposal to use cyanide in its ore processing includes at least 4 separate and overlapping systems to minimize the potential introduction of cyanide into the environment. Not only is the Company taking all available steps to mitigate risk to the quality of the water supply, its tailings impoundment water collection system is designed to prevent any significant drawdown of local water supplies.

A robust mining industry can be a key component of a vibrant economy. Mining provides well paying, often long term, jobs, each of which spawns a number of indirect employment opportunities. Because ore deposits are frequently discovered in rural areas, these new jobs occur where they are often needed the most. Pacific Rim recognizes the economic and social impact that new, well-paying jobs can bring to an area and strives to create balance in the distribution of this employment, ensure the health and safety of its workers, provide gender equality and non-discriminatory hiring practices in its workforce, promote and protect human rights and preserve the dignity and culture of the local communities, both now as an exploration company and in the future as a mine operator.

Pacific Rim believes it is the responsibility of mining companies to extend the positive benefits a mining operation can bring beyond merely employment opportunities. In El Salvador, the Company has set up an independent foundation that serves as the vehicle through which the Company hopes to positively impact the quality of life of all of the community members in and around its projects. The mandate of this foundation is to fund programs that promote health and education initiatives in the communities in and around its projects. The foundation operates at arms length to the Company so that programs deemed high priority by the communities can receive funding so long as they meet the foundation's criteria of health or education. To extend this initiative further, Pacific Rim has established a legacy fund to promote employment opportunities unrelated to mining and address the future social implications of the eventual closure of its proposed mining operation.



Earning the respect and approval of local stakeholder - its "social license" as it is known - is of paramount importance to Pacific Rim, whether the Company is at the earliest exploration stages or bringing a deposit into production. A social license can not just be earned and ignored – maintaining a positive relationship with local communities is an ongoing process that Pacific Rim welcomes as a responsible, long term, respectful corporate citizen.

Initiatives Pacific Rim has funded during fiscal 2007 to promote community health and education and protect or improve the environment in El Salvador include:

- Reforestation efforts: Pacific Rim operates a tree nursery and has planted, or provided free of charge to individuals and institutions, over 30,000 fruit and forestry trees. The Company is also working with local communities to plant fruit trees, and is organizing environmental awareness campaigns with school children. The Company employs an environmental technician dedicated to maintenance of its tree nursery and monitoring of these trees. This reforestation program helps to mitigate micro climate changes and improve water retention in the soil and slope stability, important considerations in El Salvador where mudslides from earthquake and hurricane activity can threaten lives.

- Literacy program: Pacific Rim, in cooperation with the El Salvadoran Ministry of Education, provided the funds for a teacher, supplies and equipment for an adult literacy program available to all community members. Competency in reading and writing is an important job skill regardless of whether participants choose to pursue employment with Pacific Rim now or in the future, or elsewhere in their communities.

- Health Care: Pacific Rim, in cooperation with FUDEM, a well-respected, El Salvadoran non-profit health care organization, sponsored clinics in the El Dorado and Santa Rita areas to test the eye sight of local children, and provide follow-up eye care where appropriate, including free eye glasses. Poor eye health resulting from poor nutrition is endemic in rural El Salvador. The Company hopes to expand this program to include dental and other medical services.

- Housing: The Company is partnering with Fundacion Para Mi Pais, a local NGO focused on providing basic housing, to build approximately 50 houses for needy families in the local community of Sensuntepeque.

- Local infrastructure projects primarily aimed at rectifying health and safety concerns: including construction of a laundry center to provide a safe, accessible and environmentally sound location for washing, building walls at several schools and hospitals to prevent accidents, improving roads and bridges and funding sports teams and field maintenance.

Further information regarding Pacific Rim's approach to environmental and socials issues is available on the Company's website (www.pacrim-mining.com).

12. OUTLOOK

Pacific Rim's available funds include current cash and cash equivalent balances plus short term liquid investments, an anticipated $1.4 million payment due in September 2007 related to the sale of the Andacollo mine, and projected cash flow from gold production at the Denton-Rawhide mine, which is expected to continue through fiscal 2008 and beyond, albeit with decreasing production rates and cash flows as the operation progresses through the residual leaching phase.

A substantial portion of these funds will be spent on the El Dorado gold project in El Salvador in the coming year. The Company expects to complete its ongoing Balsamo deposit drill program in its second quarter of fiscal 2008, and calculate an updated resource estimate for the El Dorado project by the end of December 2007. Subsequent to the completion of the updated resource estimate, the El Dorado feasibility study will resume (having been temporarily postponed during fiscal 2007 in order to gather the data necessary to include the Balsamo deposit in the mine plan), with an anticipated completion before the end of fiscal 2008. The El Dorado feasibility study will consider the economic impact of including the South Minita and Balsamo deposits in the El Dorado mine plan (as envisioned in the January 2005 prefeasibility study) and the possibility of expanding the annual throughput of the proposed operation. In addition the Company intends to continue exploration drilling within the El Dorado project, concentrating on testing the high priority gold targets it has defined in the southern part of the El Dorado district and will continue its social and environmental initiatives. The Company intends to commence construction of an access/haulage ramp on the El Dorado property once it is able to evaluate the detailed economics outlined in the full feasibility study expected to be completed by the end of fiscal 2008, and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed. Funds currently available in cash and cash equivalents and temporary investments, plus anticipated cash flow from gold production at the Denton-Rawhide mine and payments related to the sale of the Andacollo mine are marginally sufficient to conduct the Company's planned fiscal 2008 exploration programs but are not sufficient to conduct development activities at El Dorado and additional financing will be required during fiscal 2008 if the opportunity to commence development activities at El Dorado arises. Outside of the El Dorado project, during the coming fiscal year Pacific Rim intends to spend a portion of its available funds on a Phase 1 drill program at the Santa Rita gold project in El Salvador and to conduct early stage exploration initiatives in the lead up to exploration drilling at its other grassroots projects in El Salvador and Chile.

13. NON-GAAP MEASURES

This document includes certain non-GAAP performance measures including "total cash production costs" and "actual cash production costs" that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company's performance. The Company's use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs

(in thousands of US dollars except gold ounces and cost per ounce)

	Total Cash Production Costs for Year Ended April 30, 2007	Total Cash Production Costs for Year Ended April 30, 2006	Total Cash Production Costs for Year Ended April 30, 2005
Operating costs	**$5,442**	$4,410	$9,019
Silver credits realized	**$(1,254)**	$(1,043)	$(1,706)
Inventory Change	**$265**	n/a	n/a
Cost base for calculation	**$4,453**	$3,367	$7,313
Gold ounces produced	**11,768**	15,117	22,056
Cost base per gold ounce produced	**$378**	$223	$331

14. ADDITIONAL SOURCES OF INFORMATION

Additional sources of information regarding Pacific Rim Mining Corp. include the Company's: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 40-F or 20-F filings (available at www.sec.gov); and website www.pacrim-mining.com.


15. NATIONAL INSTRUMENT 43-101 DISCLOSURE AND CAUTIONARY NOTES

National Instrument 43-101

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim's exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim's project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim's sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The June 2006 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR in July 2006. The report was co-authored by Mr. Steven Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled "Pre-Feasibility Study, El Dorado Project, El Salvador", dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms "measured resource", "indicated resource" and "inferred resource" used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term "bankable" in reference to a feasibility study is defined as a comprehensive analysis of a project's economics and is used by the banking industry for financing purposes.

Cautionary Note to U.S. Investors Concerning Estimates of Resources and Reserves
We advise U.S. Investors that while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an "inferred mineral resource" exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" or "indicated mineral resource" categories will ever be converted into reserves.

"Mineral reserves" have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented above, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively (the industry standard current at the time of the Minita reserve calculation), rather than the historic three year average prices required by the U.S. Securities and Exchange Commission (which as at January 21, 2005, the date of the Minita reserve calculation, would have been a $360.94 gold price and $5.38 silver price).

Note Regarding Forward Looking Statements
This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company's plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

• risks related to gold price and other commodity price fluctuations;

• risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

- risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

- results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

- mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

- the potential for delays in exploration or development activities or the completion of feasibility studies;

- the uncertainty of profitability based upon the Company's history of losses;

- risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

- risks related to environmental regulation and liability;

- risks related to hedging activities;

- political and regulatory risks associated with mining and exploration; and

- other risks and uncertainties related to the Company's prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Dated July 20, 2007

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Pacific Rim Mining Corp.:

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies noted in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and, where possible, segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through activities of its Audit Committee composed of three directors, none of whom are members of management. This Committee meets regularly with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly unaudited and annual audited consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the scope and the results of their audit and audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. The auditors' report outlines the scope of their audit and their opinion on the consolidated financial statements.

April Hashimoto
Chief Financial Officer

Thomas C. Shrake
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Pacific Rim Mining Corp.:

We have audited the consolidated balance sheet of Pacific Rim Mining Corp. (the "Company") as at April 30, 2007 and the consolidated statements of loss and shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated balance sheet as at April 30, 2006 and the consolidated statement of loss and shareholders' equity and cash flows for the years ended April 30, 2006 and 2005 were audited by predecessor auditors who expressed an opinion without reservation on those statements, before the restatements as described in note 15, in their report dated June 6, 2006.

We have audited the adjustments arising from the restatement as described in Note 15 of the April 30, 2007 financial statements and in our opinion, such adjustment, in all material respects, is appropriate and has been properly applied.

PricewaterhouseCoopers LLP

Vancouver, B.C.

July 20, 2007

PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

Comments by Auditor for U.S. Readers on Canada-U.S Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements and when there is a change in accounting that has a material impact on the comparability of the Company's financial statements, such as the change described in Note 15 to the financial statements. Our report to the shareholders dated July 20, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such events and conditions and accounting changes in the auditor's report when these are adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Vancouver, B.C.

July 20, 2007

PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

CONSOLIDATED BALANCE SHEETS

STATEMENT 1

In thousands of U.S. dollars

	As at April 30, 2007 $	Restated (Note 15) As at April 30, 2006 $
ASSETS		
Current Assets		
Cash and cash equivalents	2,496	1,757
Temporary investments *(Note 4)*	7,937	14,620
Bullion *(Note 5)*	778	533
Receivables	322	166
Production inventory	299	278
	11,832	17,354
Property, Plant and Equipment *(Note 6)*	6,271	4,718
Closure Fund *(Note 7)*	3,391	3,248
	21,494	25,320
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	2,285	882
Accrued closure costs - current portion *(Note 9)*	250	159
	2,535	1,041
Accrued Closure Costs *(Note 9)*	2,322	1,624
	4,857	2,665
SHAREHOLDERS' EQUITY		
Share Capital - *Statement 3 (Note 10)*		
Authorized:		
unlimited common shares without par value		
Issued and fully paid:		
109,781,960 (2006 – 105,590,960) shares outstanding	76,765	74,178
Contributed Surplus – *Statement 3*	1,993	1,181
Deficit – *Statement 3*	(62,121)	(52,704)
	16,637	22,655
	21,494	25,320

Going Concern *(Note 1)*
Commitments *(Note 13)*

APPROVED BY THE BOARD OF DIRECTORS:

Director   Director

See Accompanying Notes

CONSOLIDATED STATEMENTS OF LOSS

STATEMENT 2

In thousands of U.S. dollars, except for per share amounts

	Year Ended April 30, 2007 $	Restated (Note 15) Year Ended April 30, 2006 $	Restated (Note 15) Year Ended April 30, 2005 $
Revenue			
Sales	8,337	8,024	11,868
Cost of Sales			
Operating costs	5,442	4,410	9,019
Depreciation, depletion and amortization	140	79	937
	5,582	4,489	9,956
Mine Operating Income (Loss)	2,755	3,535	1,912
Expenses (Income)			
Exploration			
– direct	10,401	6,237	6,351
– stock-based compensation *(Note 10)*	263	52	73
General and administrative			
– direct	2,346	1,504	1,149
– stock-based compensation *(Note 10)*	705	166	411
Interest income	(642)	(251)	(120)
Interest expense	–	–	18
Unrealized foreign exchange loss (gain)	86	(264)	(108)
Gain on sale of property, plant and equipment	–	(11)	(848)
	13,159	7,433	6,926
Loss Before Discontinued Operations	(10,404)	(3,898)	(5,014)
Discontinued Operations –			
Recovery of Investment In Andacollo Mine *(Note 1d)*	1,000	3,349	284
Loss for the Year Before Taxes	(9,404)	(549)	(4,730)
Income Taxes *(Note 12)*	(13)	(59)	(19)
Loss for the Year	(9,417)	(608)	(4,749)
Loss Per Share Before Discontinued Operations			
– Basic and Diluted	(0.10)	(0.05)	(0.06)
Loss Per Share After Discontinued Operations			
– Basic and Diluted	(0.09)	(0.01)	(0.06)
Weighted Average			
Shares Outstanding (thousands)	106,939	82,528	80,514

See Accompanying Notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY   STATEMENT 3

In thousands of U.S. dollars

	Share Capital – Common Shares		Contributed Surplus $	Accumulated Deficit $	Total Equity $
	Number	Amount $			
Balance – April 30, 2004	80,483,994	57,354	336	(47,347)	10,343
Shares issued for cash –					
options exercised	158,200	71	-	–	71
Stock-based compensation	–	–	484	–	484
Fair value of options exercised	–	10	(10)	–	–
Loss for the year	–	–	–	(4,634)	(4,634)
Restatement of prior years					
(Note 15)	–	–	–	(115)	(115)
Balance – April 30, 2005	80,642,194	57,435	810	(52,096)	6,149
Shares issued for cash,					
net of costs	23,900,000	16,361	–	–	16,361
Shares issued for cash –					
options exercised	783,766	347	–	–	347
Shares issued for property					
option payment	50,000	38	–	–	38
Shares issued for					
services (Note 10)	215,000	150	–	–	150
Warrants issue cost	–	(168)	168	–	–
Stock-based compensation	–	–	218	–	218
Fair value of options exercised	–	15	(15)	–	–
Loss for the year	–	–	–	(618)	(618)
Restatement of prior years					
(Note 15)	–	–	–	10	10
Balance – April 30, 2006	**105,590,960**	**74,178**	**1,181**	**(52,704)**	**22,655**
Shares issued for cash –					
options exercised	2,644,000	1,208	–	–	1,208
Shares issued for cash –					
warrants exercised	1,195,000	862	–	–	862
Shares issued for services	152,000	111	–	–	111
Shares issued for property					
option payment	200,000	199	–	–	199
Fair value of warrants exercised	–	168	(168)	–	–
Fair value of options exercised	–	39	(39)	–	–
Warrants issued for property					
option payment (Note 10)	–	–	51	–	51
Stock-based compensation	–	–	968	–	968
Loss for the year	–	–	–	(9,417)	(9,417)
Balance – April 30, 2007	**109,781,960**	**76,765**	**1,993**	**(62,121)**	**16,637**

See Accompanying Notes

CONSOLIDATED STATEMENTS OF CASH FLOWS   STATEMENT 4

In thousands of U.S. dollars

	Year Ended April 30, 2007 $	Restated (Note 15) Year Ended April 30, 2006 $	Restated (Note 15) Year Ended April 30, 2005 $
Operating Activities			
Loss for the year	**(9,417)**	(608)	(4,749)
Adjustment to reconcile loss to cash flow provided by operations:			
Depletion, depreciation and amortization	**155**	98	928
Accretion and pension costs	**10**	167	399
Warrants issued for property option payment	**51**	38	–
Stock issued for property option payment	**199**	–	–
Stock issued for services	**111**	150	–
Stock based compensation	**968**	218	484
Net interest earned on closure fund	**(143)**	(126)	(91)
Gain on sale of property, plant and equipment	**–**	(11)	(848)
Loss on sale of supplies inventory	**–**	–	37
Write-down of supplies inventory	**–**	–	165
	(8,066)	(74)	(3,675)
Changes in non-cash working capital items:			
Accounts payable and accrued liabilities	**1,403**	(332)	(547)
Closure cost expenditures	**(127)**	(110)	(304)
Loans payable	**–**	–	(828)
Inventories	**(266)**	(524)	3,710
Receivables	**(155)**	(50)	2
Proceeds of disposition of supplies inventory	**–**	–	32
Cash Flow Used for Operating Activities	**(7,211)**	(1,090)	(1,610)
Investing Activities			
Temporary investment redemption	**6,683**	(14,262)	(358)
Purchases of property, plant and equipment	**(798)**	(46)	(86)
Proceeds of disposition of property, plant and equipment	**–**	11	848
Reclamation sinking fund withdrawals	**–**	–	108
Cash Flow Provided By (Used for) Investing Activities	**5,885**	(14,297)	512
Financing Activities			
Shares issued for cash, net of issuance costs	**2,065**	16,708	71
Cash Flow Provided By Financing Activities	**2,065**	16,708	71
Net Increase (Decrease) in Cash and Cash Equivalents	**739**	1,321	(1,027)
Cash and cash equivalents – Beginning of year	**1,757**	436	1,463
Cash and Cash Equivalents – End of Year	**2,496**	1,757	436
Supplementary Schedule of Cash Transactions:			
Interest paid during the period	**–**	–	25
Income taxes paid during the period	**13**	59	19

See Accompanying Notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

1. GOING CONCERN, NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and exploration interests in mineral claims in Argentina.

The Company has not yet determined whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing to complete the exploration and development of is exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern
These financial statements are prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There are conditions and risks that could cast substantial doubt on the validity of this assumption.

During the year, the Company incurred a loss of $9,417 and has an accumulated deficit of $62,121. The operations of the Company have been funded primarily by its interest in the Denton Rawhide Joint Venture and the use of funds raised through a short form prospectus equity financing that closed on March 1, 2006. The Company's ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption to be inappropriate, and these adjustments could be material.

Basis of Presentation
These consolidated financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in Note 17.

These consolidated financial statements include the accounts of the Company's wholly-owned active subsidiaries, Dayton Mining (U.S.) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III and its wholly-owned subsidiaries International Pacific Rim S.A and Pacific Rim Chile Limitada.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

a) Reporting Currency
   The United States dollar is the Company's principal reporting currency and the currency of measurement for all financial transactions reported in these consolidated financial statements.

b) Comparative Figures
   Certain of the comparative figures have been reclassified to conform to the current year's presentation.

c) Bullion
   Saleable bullion inventory located at gold refiners is reported separately from all other inventories held to reflect management's view that the bullion reported is closely equivalent to cash, immediately available to cover short-term cash requirements.

d) Shut Down and Sale of Andacollo Mine

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine were written off effective December 1, 2000 with a corresponding charge to income to reflect permanent closure of this mine and the estimated realizable value of capital assets after all liabilities have been liquidated.

Proceeds from creditor distribution and payments related to subsequent sales of the previously written off assets are credited in the year received to income as "Discontinued Operations – Recovery of Investment In Andacollo Mine".

On September 21, 2005 the Company entered into an agreement to sell 100% of the shares of the Cayman and Chilean subsidiaries that owned the Andacollo Mine for a total price of $5,400. $3,000 of proceeds received upon signing this agreement has been recorded as described above. The first payment of $1,000 against a $2,400 promissory note was received on September 26, 2006 as scheduled. The remaining payment of $1,400 due on September 20, 2007 will be recorded when received. The promissory note bears no interest and is secured by a charge over the assets sold.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits, and short term highly liquid investments with a term to maturity of three months or less from inception which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in values.

Temporary Investments

Short term investments with a term to maturity from inception of greater than three months which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to insignificant risks of loss in value are classified as temporary investments.

Bullion

Gold and silver bullion is valued at the lower of cost and estimated fair market value.

Production Inventory

Production inventory, comprised of gold in process is valued at the lower of cost and net realizable value.

Property, Plant and Equipment

Property, plant and equipment is stated at cost as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

Reviews are undertaken to evaluate the carrying values of property, plant and equipment when events or changes in circumstances indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

Exploration Expenses

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, is capitalized as incurred and amortized on a units of production basis over estimated recoverable reserves.

Environmental Expenditures and Closure Costs

The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet standards set by relevant legislation by application of technically proven and economically feasible measures.

The Company's share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accounted for in accordance with CICA 3110 *"Asset Retirement Obligations"* which conforms in all material respects to FASB (Financial Accounting Standards Board) Statement No. 143 as required under United States GAAP requirements for the reporting of asset retirement obligations.

Effective May 1, 2003, the Company elected early implementation of CICA 3110, whereby the Company prospectively recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair market value can be made. The asset retirement costs are capitalized as part of the carrying amount of the long term asset to be amortized over the estimated remaining useful life of the asset and the associated liability is accreted over the estimated future ounces of gold production until settlement of the obligation. As a result of the adoption of this accounting standard, the carrying value of the Rawhide Mine and the corresponding asset retirement obligation was increased by $500 during the year ended April 30, 2004. During 2007, the Company reviewed the accounting implemented under CICA 3110 and determined that amendments should be reflected in the accounting applied and as a result, re-stated years 2006 and 2005 of the consolidated financial statements. (See Note 15)

Income Taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes, which are more likely than not to be realized.

Share Capital

   i) Share capital issued as non-monetary consideration is recorded at an amount based on fair market value.

   ii) The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rated basis on relative fair values as follows: the fair value of common shares is based on the market close on the date the units are issued; and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

Stock-based Compensation

The Company applies the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense over the vesting period of the stock options, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, an arrangement exists, the price is fixed and determinable, and collection is reasonably assured.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuances would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Derivative Transactions

The Company may enter into gold forward sales contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for a portion of its future production. The Company's entire forward sales activity is considered normal course sales requiring settlements through physical delivery. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract.

Foreign Currency Translation

The Company's functional and reporting currency is the United States dollar. Transactions denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.

Integrated foreign operations are translated into the functional currency using the temporal method as follows:
  i)   Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,
  ii) Non-monetary assets and liabilities, equity at historical rates, and
  iii) Revenue and expense items at the average rate of exchange prevailing during the period.

Gains and losses on translation are included in determining net income for the period.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, temporary investments, receivables, closure fund and, accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. TEMPORARY INVESTMENTS

	April 30, 2007	April 30, 2006
Temporary Investments*	$ 7,937	$ 14,620
Maturity date	February 13, 2008 and August 15, 2007	April 3, 2007
Interest rate per annum	4.43% and 4.62%	3.6 %

At April 30, 2007, temporary investments are comprised of two bankers acceptances guaranteed by large North American banking institutions, are callable on demand and pay interest for the period of the investment. At April 30, 2006, temporary investments were comprised of guaranteed investment certificates, guaranteed by a large North American banking institution, were callable on demand and paid interest on all amounts invested for more than thirty days.

5. BULLION

	April 30, 2007		April 30, 2006	
	Gold	**Silver**	Gold	Silver
Ounces at refinery	**1,192**	**18,013**	1,200	11,929
Market value per ounce ($/oz.)	**$ 678**	**$ 13.40**	$ 652	$ 13.50
Market value	**$ 808**	**$ 241**	$ 782	$ 161
Total market value	**$ 1,049**		$ 943	
Valuation – lower of cost and market	**$ 778**		$ 533	

6. PROPERTY, PLANT AND EQUIPMENT

	April 30, 2007 $	Restated (Note 15) April 30, 2006 $
Office Equipment and Vehicles	**252**	207
Accumulated Depreciation	**(175)**	(190)
	77	17
Rawhide Mining Facility	**26,542**	25,370
Accumulated depreciation and amortization	**(25,059)**	(24,917)
	1,483	453
Mining Property Acquisition Costs – El Salvador	**4,711**	4,248
	6,271	4,718

7. CLOSURE FUND

The Denton-Rawhide Closure Fund investments of $3,391 (2006 – $3,248) are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2007 was approximately $3,468 (2006 – $3,276). During the year ended April 30, 2007, no funds (2006 – $108) were drawn from the trust to pay severances owed to Denton-Rawhide employees due to the cessation of mining activities (heap leaching and processing activities have continued) and the related reduction of the workforce. These severances paid were part of the accrued closure costs. At April 30, 2007, closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funding of these funds until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

8. MINERAL PROPERTIES

a) El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i) Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty ("NSR"). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

ii) By agreement dated March 29, 2006, the Company has superceded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. Under the terms of the new agreement the Company has prepaid an annual rental fee in the amount of $29 with the option to purchase the parcel for a payment of $971 at any time up to April 1, 2007. During the third quarter, the Company commenced the process of exercising its option to purchase the parcel and advanced $300 of the $971 payment. Subsequent to year-end and upon transfer of title in the parcel of land to the Company, the final $671 was paid.

iii) The Company maintains an additional 4 exploration licences adjacent to the El Dorado property known as Santa Rita, Guaco, Huaucuco and Pueblos.

iv) By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100 % interest in an El Salvador exploration concession to be known as the Zamora property. The agreement was subsequently amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company's acquisition of the Zamora claims. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concession by making advance royalty payments as follows:

Upon TSX approval of the agreement	100,000 shares plus 100,000 warrants of the Company
Annual payments	The greater of:
First anniversary	100,000 shares or $100 in shares of the Company
Second anniversary	140,000 shares or $140 in shares of the Company
Third anniversary	200,000 shares or $200 in shares of the Company
Fourth anniversary	300,000 shares or $300 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007, 100,000 shares were issued pursuant to the first anniversary payment.

b) Denton-Rawhide Joint Venture

i) The Company owns a 49% interest in the Denton-Rawhide Mine. The Company's 49% interest in assets and liabilities related to the joint venture is summarized as follows:

	April 30, 2007 $	April 30, 2006 $	April 30, 2005 $
Current assets	1,209	814	412
Property, plant and equipment	1,483	453	229
Closure fund	3,391	3,248	3,122
Current liabilities	(1,003)	(431)	(672)
Long-term liabilities	(2,322)	(1,624)	(1,388)
Net assets	2,758	2,460	1,703

The condensed statements of operating income of the Company's 49% interest are as follows:

	April 30, 2007 $	April 30, 2006 $	April 30, 2005 $
Sales	8,337	8,024	11,868
Gain on sale of property, plant and equipment	–	–	848
Other income (slag sale)	62	–	–
Costs and expenses	(5,644)	(4,489)	(9,956)
	2,755	3,535	2,760

The condensed statements of cash flows of the Company's 49% interest are as follows:

	April 30, 2007 $	April 30, 2006 $	April 30, 2005 $
Cash flows provided by operations	2,790	2,862	6,624
Cash flows provided by (used for) investment activities	(253)	(3)	812
Cash flows provided by (used for) financing activities	–	–	(828)
Net cash flow	2,537	2,859	6,608

ii) By agreement dated October 28, 2004 and subsequently amended effective October 1, 2006, between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners – "Rawhide") and Nevada Resource Recovery Group LLC ("NRRG"), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisition of title to additional lands within the area of interest to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The $1,000 balance of the consideration is to be paid on the closing date. Upon closing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow. The October 1, 2006 amendment extended the closing date of the sale of the lands comprising the Denton-Rawhide open pits to on or before October, 31, 2007 (formerly October 31, 2006).

c) Other Exploration Properties

The Company holds exploration rights on mineral claims in Argentina which are largely unexplored and undeveloped. Certain of the properties have been optioned to third parties.

9. ACCRUED CLOSURE COSTS

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $3,556 at April 30, 2007 (2006 – $2,708) of which $3,306 (2006 – $2,549) is long-term and $250 (2006 – $159) is current. The closure fund (Note 7), held in trust, is provided as security to the mine operator for the Company's portion of estimated closure liabilities.

Estimated closure liabilities are as follows:

	April 30, 2007 $	Restated (Note 15) April 30, 2006 $	Restated (Note 15) April 30, 2005 $
Current			
Pension Liability	**115**	105	188
Asset retirement obligation ("ARO")	**135**	54	42
	250	159	230
Long-term			
Pension Liability	**115**	174	(92)
Asset retirement obligation	**2,207**	1,450	1,480
	2,322	1,624	1,388
Accretion cost during the period	**60**	91	–
ARO – change in estimate *(Note 16)*	**906**	91	–
Pension liability accrual	**9**	59	999
Reclamation expenditures during the period	**(127)**	(110)	(304)

The net pension liability above consisted of projected benefit obligations of $2,047 (2006 – $2,033) and plan assets of $2,008 (2006 – $1,888). The following assumptions were applied in arriving at these values:

Discount rate	5.9% (2006 – 5.6%)
Salary increases	4.0% (2006 – 4.1%)
Expected return on assets	7.3% (2006 – 6.2%)

During the year the Company recorded additional reclamation liabilities and post-retirement benefit liabilities relating to the Rawhide Joint Venture.

10. SHARE CAPITAL

Common Shares

The Company filed a Notice of Alteration of Articles, under the new Business Corporations Act (British Columbia) which, effective January 20, 2005 altered its authorized share structure from 1,000,000,000 common shares to an unlimited number of common shares.

Stock and Warrant Issues

On March 14, 2006 the Company issued 215,000 shares as payment for $150 of management services provided by an officer and director of the Company in the normal course of operations. The amount of the consideration was established and agreed to by the officer and director. During 2007, no shares were issued as payment to related parties.

On November 08, 2006 and February 13, 2007 200,000 shares and 100,000 warrants were issued under the terms of the Cerro Colorado exploration agreement dated February 06, 2006 and subsequently amended in September 2006 (see Note 8(a)(iv)).

The $38 non cash fair value of these warrants as calculated using the Black Scholes Option Pricing Model was charged as exploration expenditures.

The assumptions used to determine the cost in the warrants pricing model are summarized below:

Date of warrant grant	November 08, 2006
Average risk free interest rate	4.00%
Average expected option life	3 years
Stock volatility – based on trading history	54.138%
Dividend payments during life of option	none
Total fair value of warrants granted	$51

Details of warrants issued, exercised and outstanding are:

	Number of warrants	Exercise price ($Cdn)	Expiry
April 30, 2006	1,195,000	0.84	February 28, 2007
Issued	100,000	0.81	November 07, 2009
Exercised	(1,195,000)	0.84	February 28, 2007
April 30, 2007	100,000		

Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock options outstanding at that date were combined, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options.

In October 2002 shareholders approved a stock option and bonus plan under which, up to 6,000,000 common shares were reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants ("eligible parties").

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan ("2006 Plan") whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant, including all outstanding option granted under the 2002 Plan. The 2006 Plan replaces the 2002 Plan and the Company has discontinued granting any options under the 2002 Plan. However, any outstanding options granted under the 2002 Plan will continue to be governed by the 2002 Plan.


Current option details are as follows:

| | Number of Options | | | | Weighted Average Exercise Price | |
	Pre-Amalgamation Plans	October 2002 Plan	August 2006 Plan	Total	(in Cdn $)	Expiry
Options outstanding at April 30, 2004	**1,804,380**	**3,210,800**	**–**	**5,015,180**	**$0.60**	**2004-2008**
Year ended April 30, 2005						
– granted		1,330,000	–	1,330,000	$0.75	2010
– expired/cancelled	(65,080)	–	–	(65,080)	$1.33	2004
– exercised	(138,200)	(20,000)	–	(158,200)	$0.55	2004-2007
Options outstanding at April 30, 2005	**1,601,100**	**4,520,800**	**–**	**6,121,900**	**$0.63**	**2005-2010**
Year ended April 30, 2006						
– granted	–	12,500	–	12,500	$0.93	2008
– expired/cancelled	(30,800)	(93,334)	–	(124,134)	$0.73	2005-2010
– exercised	(611,300)	(172,466)	–	(783,766)	$0.55	2005-2010
Options outstanding at April 30, 2006	**959,000**	**4,267,500**	**–**	**5,226,500**	**$0.63**	**2006-2010**
Year ended April 30, 2007						
– granted	–	1,000,000	1,795,000	2,795,000	$0.90	2007-2011
– exercised	(959,000)	(1,685,000)	–	(2,644,000)	$0.50	2006-2007
Options outstanding at April 30, 2007	**–**	**3,582,500**	**1,795,000**	**5,377,500**		
Vested as at April 30, 2007	**–**	**2,915,834**	**808,333**	**3,724,168**		

The following table summarizes information about stock options outstanding to directors, employees and consultants as at April 30, 2007.

Expiry Date	Exercise Price (in Cdn $)	Number Outstanding	Number Vested
July 23, 2008	$0.43	130,000	130,000
October 8, 2008	$0.85	1,190,000	1,190,000
February 18, 2010	$0.75	1,250,000	1,250,000
January 26, 2008	$0.93	12,500	12,500
June 15, 2011	$0.74	500,000	166,667
August 27, 2011	$0.92	500,000	166,667
August 28, 2011	$0.92	1,470,000	700,000
December 03, 2011	$1.34	125,000	41,667
February 11, 2012	$1.32	200,000	66,667
		5,377,500	3,724,168

Stock-based compensation expenses as calculated using the Black-Scholes Option Pricing Model are summarized below with the assumption used in the pricing model.

	2007 $	2006 $	2005 $
Administrative costs	**705**	166	411
Exploration costs	**263**	52	73
Total stock-based compensation	**968**	218	484

Black-Scholes assumptions for option grants during year ended April 30, 2007

	Options Granted				
	February 12, 2007	December 4, 2006	August 29, 2006	August 28, 2006	June 16, 2006
Average risk free interest rate	4.11 %	3.75%	4.05%	4.07%	4.07%
Average expected Option life (years)	5 years	4 years	4 years	4 years	4 years
Stock volatility – based on trading history	76,389%	76.589%	77.874%	77.902%	79.015%
Dividend payments during life of option	none	none	none	none	none
Total fair value of option granted	$ 145	$103	$797	$273	$226

For information regarding the fair value of previously granted options and the assumptions used in calculating the fair value please refer to the April 30, 2006 annual report.

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully trans-ferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially effect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

11. GOLD FORWARD SALES CONTRACTS

(Metal prices in U.S. Dollars)

At April 30, 2007, the Company's gold forward sales contract position consisted of 1,000 ounces (2006 – 3,000) for future delivery of gold at various dates from May 2007 to June 2007 (2006 – May to October 2006) at an average price of US$688 (2006 – US$639) per ounce. At April 30, 2006 the Company had a financial exposure to market risks related to the settlement of outstanding forward sales as gold spot prices were approximately US$678 (2006 – US$652) per ounce at that date. The estimated fair value of these contracts at the April 30, 2007 spot prices was $10 (2006 – $(39)), which represents the fair value to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company's gold forward sales activity is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company's gold forward sales contract counter parties are large international credit-worthy institutions.

12. INCOME TAXES

a) Tax rate reconciliation

A reconciliation between the Company's statutory and effective tax rates is as follows:

	2007	2006
Tax rate	34.1%	34.4%
Loss for the year before taxes	$ 9,404	$ 549
Income tax recovery computed at statutory rate	3,207	189
Difference between statutory and foreign tax rates	(975)	(600)
Benefit of tax losses and oher deductions not recognized	(1,939)	427
Stock based compensation	(306)	(75)
Income tax expense	$ (13)	$ (59)

b) The Company has various losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years.

As at April 30, 2007 the Company has the following tax loss carry forwards:

Country	Category	Amount $	Expiry
Argentina	Operating losses	2,551	2008-2012
Canada	Non-capital losses	9,265	2008-2027
	Net capital losses	52,815	N/A
	Mineral expenditures	10,498	N/A
El Salvador	Mineral expenditures	28,806	(i)
United States	Operating losses – Regular tax	619	2008-2026
	Operating losses – Alternative minimum tax	333	2008-2026

(i) These expenditures expire when they are written-off for local accounting purposes. The Company has deferred write-off of these expenditures for tax purposes on the reasoning that the local taxing authority, as is common in many jurisdictions, will allow future deduction of these costs against future taxable revenues that these expenditures give rise to.

c) Future income tax assets are not recorded for the above tax loss carry forwards due to complete uncertainty of their recovery. The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations. Significant components of the Company's future income tax assets, after applying enacted corporate income tax rates are as follows:

	April 30, 2007 $	April 30, 2006 $
Non-capital losses and other deductions	4,370	6,885
Net capital losses	16,373	17,306
Property plant and equipment and mineral expenditures	9,374	9,854
Accrued closure costs	900	948
	31,017	34,993
Less: Valuation allowances	(31,017)	(34,993)
	–	–

13. COMMITMENTS

Operating Leases

The Company has entered into operating leases for office premises, office equipment and vehicles. Minimum lease payments are as follows:

	Office Premises (i) $	Office Equipment $	Vehicles $	Total $
2008	47	5	53	105
2009	–	5	43	48
2010	–	5	10	15
2011	–	5	2	7
2012 and beyond	–	6	–	6
	47	26	108	181

(i) In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

14. SEGMENTED INFORMATION

Details are as follows:

	Year Ended April 30, 2007 $	Restated (Note 15) Year Ended April 30, 2006 $	Restated (Note 15) Year Ended April 30, 2005 $
Total Assets			
Canada	9,748	16,392	807
USA	6,183	4,557	3,626
El Salvador	5,554	4,347	4,354
Argentina	9	24	11
Chile	–	–	–
Total	21,494	25,320	8,798
Total Property, Plant and Equipment			
Canada	77	17	5
USA	1,483	453	243
El Salvador	4,711	4,248	4,234
Argentina	–	–	–
Chile	–	–	–
Total	6,271	4,718	4,482
Revenue			
Canada	–	–	–
USA	8,337	8,024	11,868
El Salvador	–	–	–
Argentina	–	–	–
Chile	–	–	–
Total	8,337	8,024	11,868
Depreciation, Depletion and Amortization			
Canada	13	6	4
USA	142	92	933
El Salvador	–	–	–
Argentina	–	–	–
Chile	–	–	–
Total	155	98	937
Net Income (Loss)			
Canada	(2,182)	(956)	(1,045)
USA	2,574	3,071	2,237
El Salvador	(10,495)	(5,896)	(6,047)
Argentina	(278)	(149)	(116)
Chile	964	3,322	222
Total	(9,417)	(608)	(4,749)

15. RESTATEMENT OF PRIOR YEARS

During 2007, the Company undertook a review of its previously-issued consolidated financial statements for the accounting treatment for the two components of mine closure costs: reclamation and pension obligations. Management thereafter determined that amendments should be reflected in the 2006 and 2005 comparative amounts included in these financial statements.

The effect of the restatement on the consolidated financial statements is summarized as:

Consolidated Balance Sheet as at April 30, 2006	As previously reported $	Adjustment $	As restated $
Property, Plant and Equipment	4,307	411	4,718
Accrued closure costs – current portion	143	16	159
Accrued Closure costs	1,849	(225)	1,624
Deficit	(53,324)	620	(52,704)

Consolidated Statements of Loss	As previously reported $	Adjustment $	As restated $
Loss for the year ending April 30, 2006	(618)	10	(608)
Loss for the year ending April 30, 2005	(4,634)	(115)	(4,749)
Deficit ending April 30, 2004	(48,072)	725	(47,347)

16. CHANGE IN ESTIMATE – ASSET RETIREMENT OBLIGATION

During 2007, the value of the assets and liabilities associated with the asset retirement obligations for the Rawhide minesite were adjusted to reflect changes in the estimated amounts and timing of estimated future costs. The impact of the change in estimate is reflected in the current year as an increase to Property, Plant and Equipment and corresponding increase to Accrued Closure costs of $906 (2006 – $91).

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP")

The effect of the measurement differences between Canadian GAAP and US GAAP are summarized below.

Under US GAAP, in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities ("FAS115"), temporary investments held by the Company would be classified as "available for sale" under FAS 115 and would be recorded at market value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders' equity. Declines in fair value that are other than temporary are written off. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

In a recent continuous disclosure review, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is different from the functional currency of the entity. The SEC's view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. This interpretation does not apply under Canadian GAAP. A recent meeting of the FASB included a discussion of an analogous issue and FASB is considering whether companies will be allowed to implement a change in accounting for this analogous situation in a future year. The Company intends to apply the FASB guidance when it is known and its effect can be determined.

The significant changes in the consolidated financial statements relative to US GAAP are as follows:

Statements of Loss

(in thousands of US dollars, except for per share amounts)

	Year Ended April 30, 2007 $	(As restated) Year Ended April 30, 2006 $	(As restated) Year Ended April 30, 2005 $
Net loss following Canadian GAAP	(9,417)	(608)	(4,634)
Adjustments to create US GAAP	–	–	–
Net loss following US GAAP	(9,417)	(608)	(4,634)
Temporary investments valuation adjustment	66	40	–
Comprehensive loss, following US GAAP	(9,351)	(568)	(4,634)
Weighted average number of common shares, computed under US GAAP (thousands of shares)	106,939	82,528	80,514
Loss per share, following US GAAP	(0.09)	(0.01)	(0.06)

Deficit and Comprehensive Gain (Loss)

(in thousands of US dollars)

	April 30, 2007 $	(As restated) April 30, 2006 $	(As restated) April 30, 2005 $
Deficit			
Adjusted deficit, beginning of year per US GAAP	(53,314)	(52,746)	(48,112)
Net loss per US GAAP	(9,351)	(568)	(4,634)
Adjusted deficit, end of year per US GAAP	(62,665)	(53,314)	(52,746)
Accumulated Other Comprehensive Gain			
Beginning of year per US GAAP	40	–	–
Current year other comprehensive gain (loss)	66	40	–
Accumulated other comprehensive gain (loss), end of year per US GAAP	106	40	–

Balance Sheets

(in thousands of US dollars)

	April 30, 2007 $	April 30, 2006 $
Current assets following Canadian GAAP	11,832	17,354
Valuation of temporary investments adjustment	66	40
Current assets following US GAAP	11,898	17,394

As the Company delivers gold against outstanding forward sales contracts, it has determined that there is no impact from the adoption of Statement of Financial Accounting Standard ("SFAS") No. 133, Accounting For Derivative Instruments and Hedging Activities.

Certain of the comparative numbers in this Canadian to US GAAP reconciliation have been restated to reflect errors in the previous year's presentation arising due to foreign exchange accounting. As a result of this restatement, loss for the year 2006 and 2005 under US GAAP decreased by $274 and $108 respectively. Basic and diluted loss per share under US GAAP for 2006 and 2005 decreased remained unchanged. Deficit under U.S GAAP for 2006 and 2005 decreased by $396 and $82 respectively. Accumulated comprehensive gain has decreased by $334 and $110 respectively.

Recent U.S. Accounting Pronouncements

In June 2006, the FASB issued Accounting for Uncertain Tax Positions – An Interpretation of FASB Statement No. 109, "FIN 48", which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company's tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. At April 30, 2007, the Company has not determined the impact of the adoption of FIN 48 its results of operations or financial position.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. This standard is effective for fiscal years beginning after Novemer 15, 2007. At April 30, 2007, the Company has not determined the impact of the adoption of this standard on the Company's results of operations or financial position.

New Canadian Accounting Pronouncements

In April 2005, the Canadian Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA Handbook. These new standards will affect the company's Canadian GAAP interim and annual financial statements beginning in the first quarter of 2007. The most significant new standards are as follows:

i) Financial Instruments – Recognition and Measurement, Section 3855
This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the amounts. It also specifies how financial instrument gains and losses are to be presented. Management is currently finalizing its evaluation of the impact of this standard on the Company's Canadian GAAP financial statements.

ii) Hedges, Section 3865
This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. The adoption of this standard is not expected to impact the company.

iii) Comprehensive Income, Section 1530
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income for the company will include holding gains and losses on investments designated as available for sale.

CORPORATE INFORMATION

HEAD OFFICE

Suite 410, 625 Howe Street
Vancouver, British Columbia
V6C 2T6 Canada
Telephone: 604-689-1976 or 1-888-775-7097
Facsimile: 604-689-1978
Email: info@pacrim-mining.com
Website: www.pacrim-mining.com

EXPLORATION OFFICE

Suite 105, 3545 Airway Drive
Reno, Nevada
89511 USA
Telephone: 775-852-5888
Facsimile: 775-852-0323
Email: pacrim-exp@sbcglobal.net

MANAGEMENT

Directors

Catherine McLeod-Seltzer
Chairman

Thomas Shrake
President and Chief Executive Officer

William Myckatyn
Lead Director
Chair of Environmental Committee

David Fagin
Chair of Compensation Committee

Anthony Petrina
Chair of Nominating Committee

Paul Sweeney
Chair of Audit Committee

Officers

Thomas Shrake
President and Chief Executive Officer

Catherine McLeod-Seltzer
Chairman

Pete Neilans
Chief Operating Officer

April Hashimoto
Chief Financial Officer

Barbara Henderson
Vice President Investor Relations

Ronda Fullerton
Corporate Secretary

William Gehlen
Vice President Exploration

KEY TECHNICAL PERSONNEL

Dave Ernst
Chief Geologist

TRANSFER AGENT

Shareholder enquiries relating to address changes and share certificates should be directed to:

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1 Canada
Telephone: 1-800-564-6253
Facsimile: 1-866-249-7775
Email: caregistryinfo@computershare.com

AUDITORS

PricewaterhouseCoopers, LLP
Vancouver, British Columbia

LEGAL COUNSEL

DuMoulin Black LLP
Vancouver, BC, Canada

Dorsey & Whitney LLP
Seattle, WA, USA

SHARE STRUCTURE

(as at April 30, 2007)

109,781,960 shares issued and outstanding
115,259,460 shares fully diluted
unlimited shares authorized

Trading Symbol PMU on The Toronto (TSX) and American (AMEX) Stock Exchanges

WEBSITE ADDRESS

www.pacrim-mining.com

INVESTOR RELATIONS

Barbara Henderson
info@pacrim-mining.com



www.pacrim-mining.com